UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CERES, INC.

(Name of Subject Company)

CERES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156773400

(CUSIP Number of Class of Securities)

Richard Hamilton

President and Chief Executive Officer

Ceres, Inc.

1535 Rancho Conejo Boulevard

Thousand Oaks, CA 91320

(805) 376-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael D. Bryan

James M. Herriott

K&L Gates LLP

134 Meeting Street, Suite 500

Charleston, SC 29401

(843) 579-5661

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Ceres, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 1535 Rancho Conejo Boulevard, Thousand Oaks, California 91320. The telephone number of the Company’s principal executive office is (805) 376-6500.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Common Shares”). As of June 27, 2016, there were 26,889,858 Common Shares outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 “Subject Company Information” above, which information is incorporated by reference herein. The Company’s website is http://ceres.net/. The information on the Company’s website should not be considered a part of this statement.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Roman Merger Sub, Inc., a corporation incorporated under the laws of Delaware (“Purchaser”) and a wholly owned subsidiary of Land O’ Lakes, Inc., a Minnesota cooperative corporation (“Parent”), to purchase all of the issued and outstanding Common Shares at a price of $0.40 per share in cash, without interest and less any applicable withholding taxes (the “Common Consideration”), as set forth in the Offer to Purchase, dated July 1, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 1, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively, and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 16, 2016, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

The obligation of Purchaser to purchase Common Shares tendered in the Offer is subject to certain conditions, including, among others, the following: (i) the Company’s stockholders shall have validly tendered and not validly withdrawn in the Offer the number of Common Shares (not including any Common Shares tendered pursuant to guaranteed delivery procedures that have not yet been received by the depositary for the Offer in full settlement or satisfaction of such guarantee) which, when added to the Common Shares then owned by Purchaser, would represent one Common Share more than one half of all Common Shares outstanding immediately prior to the time Purchaser, for the first time, irrevocably accepts for payment Common Shares validly tendered and not withdrawn pursuant to the Offer (the “Offer Acceptance Time”) (for the avoidance of doubt, including in the number of Common Shares outstanding immediately prior to the Offer Acceptance Time (a) to the extent that the Company has received a notice of conversion with respect to any Series A-1 Convertible

Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Shares” and together with the Common Shares, the “Shares”) prior to the Offer Acceptance Time, the Common Shares issuable upon conversion of such Preferred Shares, (b) to the extent the Company has received a notice of conversion with respect to any warrants to purchase Common Shares (“Company Warrants”) prior to the Offer Acceptance Time, the Common Shares that the Company would be required to issue upon the exercise of such Company Warrants and (c) to the extent the Company has received a notice of exercise with respect to any options to purchase Common Shares (“Company Options”) prior to the Offer Acceptance Time, the Common Shares that the Company would be required to issue upon the exercise of such Company Options) (the “Minimum Condition”), (ii) the absence of a material adverse effect with respect to the Company and (iii) certain other customary conditions. The consummation of the Offer is not subject to any financing condition.

At the effective time of the Merger (the “Effective Time”), each Common Share issued and outstanding (excluding (i) any Shares held by the Company or any Common Shares irrevocably accepted by Purchaser for purchase in the Offer; and (ii) any Shares held by a holder who has properly demanded appraisal and otherwise complied with the provisions of Section 262 of the Delaware General Corporation Law (the “DGCL”) and has not effectively withdrawn or lost such holder’s rights to appraisal (such shares being referred to collectively as the “Dissenting Shares”)) will be converted into the right to receive a cash amount equal to the Common Consideration, subject to any applicable withholding or other taxes and certain other amounts specified in the Merger Agreement. At the Effective Time, all of the issued and outstanding Preferred Shares (excluding the Dissenting Shares) will be converted into the right to receive a cash amount equal to $1,000.00 per share in cash (the “Preferred Consideration”), without interest and subject to any applicable withholding or other taxes and certain other amounts specified in the Merger Agreement.

At the Effective Time, each outstanding Company Option will be cancelled and converted into the right to receive an amount in cash (subject to any applicable withholding or other taxes and certain other amounts specified in the Merger Agreement) equal to the product of (i) the total number of Common Shares subject to such Company Option and (ii) the excess, if any, of the Common Consideration over the exercise price of the Common Shares previously subject to such Company Option. The aggregate amount payable in connection with the Merger with respect to the Company Options is expected to be approximately $500.00.

The Company has issued certain restricted Common Shares (“Restricted Shares”) under its incentive plans. At the Effective Time, each Restricted Share will be cancelled and converted into the right to receive an amount in cash (subject to any applicable withholding or other taxes and certain other amounts specified in the Merger Agreement) equal to the Common Consideration payable in connection with the Restricted Shares. The aggregate amount payable in connection with the Merger with respect to the Restricted Shares is expected to be approximately $2,060.00.

At the Effective Time, each holder of certain unexpired and unexercised Company Warrants that include provisions entitling the warrant holder to receive a “Black Scholes Value”, as defined in the applicable warrant agreement (each such warrant a “BSV Warrant”), will be entitled to receive either (i) an amount of cash equal to the product of (x) the aggregate number of Common Shares for which such BSV Warrant was exercisable immediately prior to the effective time of the Merger and (y) the excess, if any, of the Common Consideration over the per share exercise price under such BSV Warrant, or (ii) at the holder’s option, exercisable at any time concurrently with, or within thirty (30) days following, the Effective Time, an amount in cash equal to the “Black Scholes Value” calculated pursuant to the terms of the applicable warrant agreement. At the Effective Time, each unexpired and unexercised Company Warrant that is not a BSV Warrant will be entitled to receive an amount of cash equal to the product of (1) the aggregate number of Common Shares for which such Company Warrant was exercisable immediately prior to the effective time of the Merger and (2) the excess, if any, of the Common Consideration over the per share exercise price under such Company Warrant. The aggregate amount payable in connection with the Merger with respect to the Company Warrants is expected to be approximately $7.2 million.

The Merger will be governed by Section 251(h) of the DGCL, with no stockholder vote required to consummate the Merger, provided that subject to the terms of the Merger Agreement, under certain circumstances Parent may cause the Merger Agreement to be governed by Section 253 of the DGCL. The Company has granted to Purchaser an irrevocable option (the “Top-Up Option”), if necessary, to purchase at a price per share equal to the Common Consideration from the Company up to a number of Common Shares (the “Top-Up Shares”) that, when added to the number of Common Shares already owned by Purchaser as promptly as practicable after the Offer Acceptance Time, would represent at least 90% of the Common Shares outstanding immediately after giving effect to the issuance of the Top-Up Shares. Purchaser will exercise the Top-Up Option as promptly as practicable after the Offer Acceptance Time if (i) certain specified triggering events occur, (ii) the Offer Acceptance Time has occurred, (iii) the Minimum Condition has been satisfied, and (iv) Purchaser does not hold Common Shares representing at least 90% of the Common Shares then outstanding. The parties have agreed that if the Top-Up Option is exercised, the parties will use their best efforts to cause the Merger to be completed in accordance with Section 253 of the DGCL as promptly as possible following the issuance of the Top-Up Shares on the same day as the closing of the purchase of the Top-Up Shares. At the closing of the purchase of the Top-Up Shares, the purchase price for the Top-Up Shares shall be paid to the Company, at Purchaser’s option, either fully in cash or by (i) paying an amount in cash equal to not less than the aggregate par value of the Top-Up Shares and (ii) executing and delivering to the Company a promissory note having a principal amount equal to the aggregate purchase price of the Top-Up Shares less the amount paid in cash for the Top-Up Shares at the Top-Up Shares closing.

The Merger Agreement includes customary representations, warranties and covenants of the parties customary for a transaction of this nature, including covenants (i) to as promptly as reasonably practicable effect all registrations, filings and submissions required pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other applicable laws with respect to the Offer and the Merger, (ii) for each of the parties to use their reasonable best efforts to take, or cause to be taken, all appropriate action to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) for the Company to conduct its business in the ordinary course and to be bound by customary restrictions relating to the operation of its business until the effective time of the Merger or termination of the Merger Agreement, and (iv) for the Company not to solicit third-party proposals relating to alternative transactions or provide information or enter into discussions in connection with alternative transactions, subject to exceptions to permit the Board of Directors of the Company (the “Company Board”) to comply with its fiduciary duties.

The Merger Agreement includes certain termination provisions for both the Company and Parent and provides that, in connection with the termination of the Merger Agreement under certain specified circumstances, the Company may be required to pay Parent a termination fee of $695,000.

Parent has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase filed in connection with the Schedule TO states that the principal executive offices of Parent and Purchaser are located at 4001 Lexington Avenue North, Arden Hills, Minnesota 55126.

The Merger Agreement is summarized in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference. The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO, including information concerning Parent, its affiliates, officers or directors or any failure by Parent to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 and in the Company’s Proxy Statement filed on Schedule 14A with the SEC on March 4, 2016 (the “Proxy Statement”), as incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Arrangements with the Company, Parent and Purchaser.

Merger Agreement.

On June 16, 2016, the Company, Parent and Purchaser entered into the Merger Agreement. The summary and description of the material provisions of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—“Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent and Purchaser made in the Company’s public reports filed with the SEC. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The assertions embodied in the representations and warranties in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent and Purchaser. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement and the Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement.

On February 24, 2016, the Company and Parent entered into a Confidentiality Agreement (the “Confidentiality Agreement”) in connection with the consideration of a possible transaction with or involving the Company. Under the Confidentiality Agreement, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information concerning the Company. The Confidentiality Agreement also provided for a 12-month employee non-solicit period and a 12-month standstill period. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

Exclusivity Agreement.

On May 17, 2016, the Company and Parent entered into an Exclusivity Agreement (the “Exclusivity Agreement”), pursuant to which the Company agreed that, during the period commencing on May 17, 2016 until 11:59 p.m. on June 16, 2016 (the “Exclusivity Period”), the Company would not, among other things, participate in negotiations or engage in discussions with respect to, or provide any information to any other persons in connection with, any alternative transaction involving the Company, or enter into any agreement with respect thereto. The restrictions in the Exclusivity Agreement did not apply to a sale or disposition of the Company’s Persephone software business (“Persephone”); provided, however, that, during the Exclusivity Period, the Company was required to obtain Parent’s prior written consent before entering into a definitive agreement related to such sale or disposition of Persephone. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibits (e)(8) hereto and incorporated herein by reference.

Tender and Support Agreements.

In connection with the Merger Agreement, on June 16, 2016, Parent, Purchaser and the directors and certain officers of the Company (the “Tendering Stockholders”) entered into Tender and Support Agreements (each, a “Tender Agreement”), pursuant to which the Tendering Stockholders agreed, among other things, to validly and irrevocably tender pursuant to the Offer all Common Shares (other than Restricted Shares) beneficially owned by them. Excluding Common Shares underlying Company Options, Restricted Shares and other Company compensatory awards, the Tendering Stockholders collectively beneficially owned, in the aggregate, 109,459 Common Shares as of June 27, 2016 (or approximately 0.41% of all Common Shares outstanding as of June 27, 2016). Including Common Shares which may be issued under Company Options, Restricted Shares and other Company compensatory awards which are exercisable for or may become vested and settled for Common Shares within 60 days of June 27, 2016, the Tendering Stockholders collectively beneficially owned, in the aggregate, 284,931 Common Shares as of June 27, 2016 (or approximately 1.05% of the total of all Common Shares that are outstanding and all additional Common Shares that are deemed outstanding for purposes of calculating the Tendering Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of June 27, 2016).

Pursuant to the Tender Agreements, the Tendering Stockholders have agreed to, among other things, as promptly as practicable after the commencement of the Offer, and in any event no later than the seventh business day following the commencement of the Offer, validly tender pursuant to the Offer all of the Common Shares beneficially owned by the Tendering Stockholders at such time, free and clear of all claims, liens, encumbrances and security interests of any nature whatsoever that would prevent the Tendering Stockholders from tendering their Common Shares in accordance with the Tender Agreements or otherwise complying with their obligations under the Tender Agreements. The Tendering Stockholders have further agreed to vote against and not consent to any competing acquisition proposal, any extraordinary transaction involving the Company other than the Merger, or any corporate action that would frustrate, prevent or delay the transactions contemplated by the Merger Agreement.

If the Tendering Stockholders acquire beneficial ownership of any additional Common Shares after the seventh business day following the commencement of the Offer, the Tendering Stockholders have agreed to validly tender pursuant to the Offer such Common Shares within three business days thereof, or if earlier, one business day prior to the expiration time. The Tendering Stockholders have agreed that after the Common Shares are tendered pursuant to the Offer, the Tendering Stockholders will not withdraw tendered Common Shares from the period from the date of each Tender Agreement through the earlier of (i) the date upon which the Merger Agreement is validly terminated in accordance with its terms, (ii) the Effective Time, or (iii) the termination or withdrawal of the Offer or the expiration (after giving effect to extensions) of the Offer without Purchaser having accepted for payment Common Shares tendered in the Offer (collectively, the “Support Period”).

The Tender Agreements will automatically terminate upon the expiration of the Support Period.

The representations, warranties and covenants contained in the Tender Agreements were made only for the purposes of the Tender Agreements, were made as of specific dates, were made solely for the benefit of the respective parties to the Tender Agreements and may not have been intended to be statements of fact but, rather, as a method of allocating risk and governing the contractual rights and relationships among the respective parties to the Tender Agreements. This summary of the Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the Form of Tender and Support Agreement, a copy of which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the Company Board as set forth in Item 4 below under the heading “Recommendation of the Company Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below, that may present them with certain conflicts of interest. The Company Board is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 below under the heading “Background and Reasons for the Company Board’s Recommendation.”

Director and Officer Indemnification and Insurance.

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in willful or negligent violation of certain provisions of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its amended and restated certificate of incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation generally has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that Section 145 of the DGCL also provides that with respect to an action by or on behalf of a corporation, the corporation may only indemnify a person for expenses and not for other amounts paid. The Company has included in the Second Amended and Restated Bylaws (the “Bylaws”) provisions that generally require the Company to provide indemnification to its officers and directors to the fullest extent permitted under Delaware law except in certain cases where the indemnitee initiates the proceeding without prior approval of the Company Board. In addition, the Company is required to advance expenses to its officers and directors incurred in connection with any such proceeding upon an undertaking (if required by law) to repay if indemnification is ultimately not permitted.

In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Company also has entered into indemnification agreements with each of its directors and executive officers, which generally provide for the indemnification of the indemnitee and for advancement and reimbursement of reasonable expenses (subject to limited exceptions) incurred in various legal proceedings in which the indemnitee may be involved by reason of his or her service as an officer or director. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(20) hereto, which is incorporated herein by reference.

Pursuant to the Merger Agreement, Parent has agreed to cause the Surviving Corporation to indemnify and hold harmless for a period of six years from the Effective Time all past and present directors and officers (the “Covered Persons”) of the Company to the same extent that such individuals are entitled to indemnification pursuant to applicable law, including with respect to the advance of related expenses; provided, however, that any Covered Person to whom expenses are advanced must undertake to repay such advanced expenses if it is ultimately determined that such Covered Person is not entitled to indemnification. Parent has also agreed to cause, for a period of six years from the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of the Covered Persons than are contained in the Charter and Bylaws as of the date of the Merger Agreement, and to cause the indemnification agreements between the Company and any Covered Person in existence on the date of the Merger Agreement to continue in accordance with their terms following the Effective Time.

The Merger Agreement further provides that, for six years from and after the Effective Time, Parent shall cause the Surviving Corporation to maintain for the benefit of the Company’s current directors and officers, a directors’ and officers’ liability insurance policy that provides coverage for claims arising from facts or events that occurred on or before the Effective Time that is not less favorable than the Company’s existing policy (or if substantially equivalent coverage is unavailable, the best available coverage). The foregoing shall be deemed to have been satisfied if prepaid policies with coverage for an aggregate period of six years with respect to claims arising on or before the Effective Time have been obtained prior to the Effective Time. However, in no event will the Surviving Corporation be required to pay an annual premium amount in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement by the Company for such insurance.

Consideration for Common Shares Tendered Pursuant to the Offer.

If the directors and executive officers of the Company (and their affiliated trusts) who own Common Shares tender their Common Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other holders of Common Shares. As of June 27, 2016, the directors and executive officers of the Company beneficially owned, in the aggregate, 107,512 Common Shares, which for purposes of this subsection excludes any Common Shares issuable upon exercise of Company Options or settlement of Restricted Shares held by such individuals. If the directors and executive officers were to tender all of such Common Shares pursuant to the Offer and those Common Shares were accepted for purchase and purchased by Purchaser, the directors and officers (and their affiliated trusts) would receive an aggregate of $43,004.80 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Options and Restricted Shares held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Company Options and Restricted Share Awards.”

The following table sets forth, as of June 27, 2016, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Common Shares described above if such individual were to tender all of his or her outstanding Common Shares pursuant to the Offer and those Common Shares were accepted for purchase and purchased by Purchaser.

Name	Position	Common Shares	Consideration Payable in Respect of Common Shares
Cheryl Morley	Chair, Director	0	$0
Pascal Brandys	Director	7,320	$2,928.00
Richard Flavell	Director	14,022	$5,608.80
Robert Goldberg	Director	23,503	$9,401.20
Richard Hamilton	President, Chief Executive Officer and Director	31,928	$12,771.20
Paul Kuc	Chief Financial Officer	14,420	$5,768.00
Wilfriede van Assche	Senior Vice President, General Counsel and Secretary	5,666	$2,266.40
Roger Pennell	Vice President of Trait Development	10,653	$4,261.20

Total		107,512	$43,004.80

Effect of the Merger on Company Options and Restricted Share Awards.

Pursuant to the Merger Agreement, at the Effective Time, each outstanding Company Option under the Company’s 2011 Equity Incentive Plan (the “2011 Plan”), 2010 Stock Option/Stock Issuance Plan (the “2010 Plan”), and 2000 Stock Option/Stock Issuance Plan (the “2000 Plan”) (collectively, the “Equity Compensation Plans”) will be cancelled and converted into the right to receive a cash amount (subject to any applicable taxes and certain other amounts specified in the Merger Agreement). The cash amount for each Company Option will be equal to the product of (i) the total number of Common Shares subject to the Company Option and (ii) the excess, if any, of the Common Consideration over the exercise price of the Company Option. For the majority of outstanding Company Options, this cash amount will be $0 due to the fact that the exercise price of most of the Company Options is greater than the Common Consideration.

Pursuant to the Merger Agreement, at the Effective Time, each outstanding Restricted Share under the Company’s Equity Compensation Plans will be cancelled and converted into the right to receive an amount in cash (subject to any applicable taxes and certain other amounts specified in the Merger Agreement) equal to the Common Consideration payable in connection with the Restricted Shares.

All outstanding Company Options and Restricted Shares held by the directors and executive officers of the Company under its Equity Compensation Plans as of June 27, 2016 are expected to be cancelled and converted as described in the prior two paragraphs. The directors and executive officers of the Company do not hold any other types of equity awards under the Company’s Equity Compensation Plans other than Company Options and Restricted Shares.

The following table sets forth, as of June 27, 2016, the cash consideration that each executive officer and director of the Company would be entitled to receive in respect of his or her outstanding Company Options and Restricted Shares at the Effective Time, pursuant to the Merger Agreement.

Name	Consideration Payable in Respect of Company Options	Consideration Payable in Respect of Restricted Shares	Total Consideration Payable in Respect of Company Options and Restricted Shares
Cheryl Morley	$123.93	$0	$123.93
Pascal Brandys	$123.93	$0	$123.93
Richard Flavell	$123.93	$0	$123.93
Robert Goldberg	$123.93	$0	$123.93
Richard Hamilton	$0	$937.60	$937.60
Paul Kuc	$0	$337.20	$337.20
Wilfriede van Assche	$0	$262.80	$262.80
Roger Pennell	$0	$262.40	$262.40

Total	$495.72	$1,800.00	$2,295.72

Change in Control Payments.

The Company entered into employment agreements with each of its executive officers, as described in more detail below under “Executive Officer Employment Agreements.” Under these employment agreements, the Company’s executive officers are entitled to certain severance payments and benefits in the event of their termination of employment under certain circumstances, including (i) termination without cause, (ii) resignation for good reason, (iii) termination without cause or resignation for good reason in connection with a change in control of the Company or (iv) termination due to death or disability. In addition, under the 2010 Plan and the 2000 Plan, the Company’s executive officers are entitled to accelerated vesting of outstanding equity awards in the event of their involuntary termination of employment within 12 months after a change in control or other corporate transaction. Under the Company’s 2011 Plan, the Company’s executive officers are entitled to accelerated vesting of outstanding equity awards in the event of a qualifying termination of employment within six months before or 12 months after a change in control or other corporate transaction.

Executive Officer Employment Agreements.

The Company entered into employment agreements with each of its executive officers effective as of September 1, 2011. The terms of each of these agreements are substantially similar, except with respect to each officer’s base salary, which is described below.

Each of the employment agreements has an initial term of one year, starting on September 1, 2011, with an automatic renewal for additional one-year periods, unless either party gives 90 days’ notice of non-renewal. The employment agreements provide for an initial annual base salary (to be reviewed by the Compensation Committee annually), a performance bonus and long-term incentive award opportunity as determined by the Compensation Committee, and participation in the Company’s savings, retirement and other welfare benefit plans that the Company may have in place from time to time.

As of June 27, 2016, the salaries of the Company’s executive officers were as follows:

Name	Salary
Richard Hamilton	$480,000
Paul Kuc	$333,000
Wilfriede van Assche	$309,000
Roger Pennell	$288,500

Under the employment agreements, if the Company terminates the executive officer’s employment or does not renew the term of the employment agreement for reasons other than for “cause” or if the executive officer resigns his or her employment for “good reason,” then he or she will be entitled to (i) a lump sum severance payment equal to one year of base salary; (ii) to the extent the termination occurs on or after the midpoint of the Company’s fiscal year, a pro-rated annual bonus; and (iii) any other compensation and benefits accrued on or prior to the termination date. The executive officer (or his or her estate, if applicable) will also receive the foregoing amounts if his or her employment is terminated due to death or disability.

If the executive officer’s employment is terminated or not renewed by the Company for reasons other than for “cause” or if the officer resigns from his or her employment for “good reason,” in each case within six months before, or within twelve months after, a “change in control,” then the officer is entitled to a lump sum severance payment equal to two times his or her base salary and any other accrued compensation and benefits. If the officer’s employment is terminated or the term of the employment agreement is not renewed for “cause” or if the officer resigns from his or her employment or does not renew the term for any reason other than “good reason,” then he or she will be entitled only to compensation and benefits that have accrued on or prior to the termination date.

The executive officers are obligated to comply with a confidentiality, proprietary information and inventions assignment agreement previously entered into with the Company and non-disparagement covenants under their employment agreements. In addition, payments under the agreements will be subject to any clawback or recoupment policies as required under applicable law.

Under the employment agreements, the following definitions apply:

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“Cause” is defined as (i) a material breach of the employment agreement or any other written agreement with the Company to the extent the breach is not cured within 30 days; (ii) the officer’s conviction or plea of nolo contendere to a felony or another crime involving dishonesty or moral turpitude or which could reflect negatively on or otherwise impair or impede the Company’s operations; (iii) the officer’s engaging in misconduct, negligence, dishonesty, violence or threat of violence that is injurious to the Company; (iv) a material breach of a written policy of the Company or the rules of any governmental or regulatory body applicable to the Company that could result in an adverse effect on the Company or could reflect negatively on or impair the operations of the Company or (v) any other willful misconduct that is materially injurious to the financial condition or business reputation of the Company.

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“Good reason” is defined as any of the following: (i) an adverse change in the officer’s position with the Company that materially reduces his or her level of authority, duties or responsibility; (ii) a reduction of base salary by more than 5% (except a reduction of 15% or less if the reduction is similarly applied to all executives); (iii) a relocation of place of employment by more than 50 miles without the officer’s consent; or (iv) a substantial change in the nature or orientation of the Company’s core business such that the Company is no longer substantially engaged in the agricultural biotechnology business.

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A “change in control” means the occurrence of any of the following events: (i) any person or group becomes the beneficial owner of more than 50% of the Company’s total voting power; (ii) the sale of substantially all of the Company’s assets; or (iii) the consummation of a merger or consolidation of the Company, after which the voting securities of the Company outstanding immediately prior to the event no longer represent 50% or more of the voting power represented by the voting securities of the Company or surviving entity immediately after the event.

Executive Officer Employment Agreements following the Merger.

In connection with the Merger Agreement, Parent entered into an employment offer letter with Roger Pennell, the Company’s Vice President of Trait Development, which is conditioned upon and will become effective as of, the closing of the Merger. Dr. Pennell’s offer letter generally will supersede his prior employment agreement with the Company (which agreement is described above), except for certain restrictive covenants that will continue to apply. Dr. Pennell’s offer letter from Parent contains a retention bonus component. It also requires Dr. Pennell to remain bound by a separate confidentiality, proprietary information, and inventions agreement that he previously entered into with the Company, and to enter into an additional invention and trade secret agreement with Parent. The parties did not negotiate the terms of Dr. Pennell’s offer letter until they had agreed upon the Common Consideration and the Preferred Consideration.

Dr. Pennell’s offer letter provides for the following: (i) an initial annual base salary of $295,000; (ii) an annual target cash bonus of 30% of base salary; (iii) a sign-on/retention cash bonus of $595,000, of which $300,000 is payable within 30 days after his start date with Parent, and the remaining $295,000 is payable shortly after the first anniversary of his start date; (iv) participation in Parent’s long-term incentive plan for at least the three performance periods of 2014-2016 (with credit received for employment with the Company for this performance period), 2015-2017, and 2016-2018, with a target payout level of 30% of base salary; (v) eligibility for Parent’s milestone plan with a one-time target payout of 30% of annual salary; (vi) eligibility to participate in the employee benefits plans of Parent; and (vii) 30 days of paid time off per year. Dr. Pennell’s sign-on/retention bonus is subject to forfeiture terms to the extent he voluntarily terminates employment with Parent within the first two years of his start date.

Except as described in this “Executive Officer Employment Agreements following the Merger” section (regarding the replacement of Dr. Pennell’s current employment agreement with his Parent offer letter), the current employment agreements with the Company’s other executive officers will be assumed in connection with the Merger.

Annual Performance Bonuses for Fiscal Year Ended August 31, 2016.

The Company does not intend to pay annual performance bonuses to its executive officers for its fiscal year ended August 31, 2016. For all other Company employees, the Company intends to determine and pay annual performance bonuses in the aggregate amount of approximately $350,000 for its fiscal year ended August 31, 2016 in the ordinary course of business.

Continuing Employees.

Each Company employee who, after the closing date of the transaction, continues to be actively employed by Parent or the Surviving Corporation or any subsidiary thereof (the “Continuing Employees”), will receive credit, under each employee benefit plan sponsored by Parent under which the Continuing Employee is eligible to participate, for periods of employment with the Company (including any current or former affiliate of the Company or any predecessor of the Company to the extent such service was recognized by the respective Company benefit plan) for purposes of calculating the Continuing Employee’s eligibility and vesting service and, in addition, for purposes of calculating benefit amounts under any severance or vacation plan. However, prior service credit will not be recognized to the extent that it would result in a duplication of benefits for the same period of service.

If properly requested by Parent, the Company must fully terminate any 401(k) plans it maintains, fully vest the accounts of all participants in those plans as required by law and amend those plans if necessary to allow for a rollover distribution of a plan loan, effective as of the day prior to the closing date of the transaction. Following the Effective Time and as soon as practicable following the termination of the Company 401(k) plans, the assets of those plans will be distributed to the participants. Parent or the Surviving Corporation will permit each Continuing Employee to make eligible rollover contributions, in an amount equal to the full account balance distributed to the Continuing Employees from the Company 401(k) plans to Parent’s or the Surviving Corporation’s 401(k) plan.

No Continuing Employee or any other person is a third-party beneficiary of any “continuing employee” provision of the Merger Agreement. The Merger Agreement does not give any Continuing Employee the right to continue in the employ or service of Parent, Purchaser, the Surviving Corporation or any affiliate of Parent. The Merger Agreement also does not interfere with or restrict in any way the rights of Parent, Purchaser, the Surviving Corporation or any affiliate of Parent to terminate the services of any Continuing Employee (or the employment of any other individual) at any time for any reason whatsoever, with or without cause.

Section 16 Matters.

Pursuant to the Merger Agreement, the Company will take all steps as may be required to cause any dispositions of Common Shares (including derivative securities with respect to Common Shares) resulting from the Offer and Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters.

The Merger Agreement provides that, prior to the Offer Acceptance Time, the Compensation Committee of the Company Board will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement entered into on or after the date of the Merger Agreement by the Company or any of its affiliates, and certain other agreements as set forth in the disclosure schedules to the Merger Agreement by Parent or any of its affiliates, with current or future directors, officers or employees of the Company and its affiliates, and to ensure that any such arrangements fall within the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act. On June 16, 2016, prior to signing the Merger Agreement, the Compensation Committee of the Company Board took all such steps with respect to the Company’s and its affiliates’ existing any employment compensation, severance or other employee benefit arrangements.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on June 16, 2016, the Company Board unanimously: (i) determined that the Merger Agreement, the Tender Agreements, and the transactions contemplated thereby, including the Offer, the Merger and, if applicable, the exercise of the Top-Up Option and the issuance of the Top-Up Shares, were advisable and fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement, the Tender Agreements, and the transactions contemplated thereby, including the Offer, the Merger and, if applicable, the exercise of the Top-Up Option and the issuance of the Top-Up Shares, in accordance with the requirements of the DGCL, and (iii) recommended that stockholders of the Company accept the Offer and tender their Common Shares pursuant to the Offer.

Based on the foregoing, the Company Board hereby recommends that the holders of Common Shares accept the Offer and tender their Common Shares to Purchaser pursuant to the Offer.

A copy of the joint press release, dated June 17, 2016, issued by the Company and Parent, announcing the Offer and Merger, is included as Exhibit (a)(5)(i) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer.

Since the Company’s initial public offering in February 2012, the Company Board and management have periodically reviewed the Company’s operating and strategic plans in an effort to enhance stockholder value. These reviews and discussions have focused on, among other things, the opportunities and risks associated with the Company’s business and financial condition; the product development process; the regulatory environment; the commercialization process and timelines for launching its seed products and biotechnology traits, including risks associated with these activities; the economic environment; possible sources of additional financing; and potential strategic relationships and other strategic options. During the course of the Company’s strategic reviews, the Company Board and the Company’s senior management sought to identify parties with whom the Company could pursue strategic partnerships or the sale of intellectual property, technology or other assets.

The following is a summary of events, meetings and discussions that are relevant to the Company Board’s decision to approve the Merger Agreement and recommend the Offer and the Merger to the Company’s stockholders.

At the start of 2014, the Company’s business was focused on developing crops optimized for bioenergy production. In the second half of 2014, as global oil and energy prices fell and the market for bioenergy solutions weakened, the Company explored new opportunities to focus its product development efforts on the forage feed market. Additionally, the concurrent and significant deterioration of the Brazilian economy created particular pressure on the Company’s business in Brazil.

On September 12, 2014, at its regularly scheduled meeting, the Company Board discussed the Company’s financing strategy and directed the Company’s officers to identify investment bankers and other experts to advise the Company on strategic options before or at the next regularly scheduled board meeting to be held on December 12, 2014. The Company Board sought to consider a broad spectrum of strategic options, including ones that could allow the Company to refocus its business in light of increasing headwinds in the bioenergy sector and in Brazil.

In order to facilitate the Company’s identification and review of possible strategic options, on October 21, 2014, the Company Board formed the Strategic Options Committee, which was later renamed the Transaction Committee, composed of Mr. Pascal Brandys, Mr. Tom Kiley and Ms. Cheryl Morley.

On October 27, 2014, the Transaction Committee approved an engagement letter with Piper Jaffray & Co. (“Piper Jaffray”) to act as the Company Board’s financial advisor to review, analyze and present to the Company Board strategic and financial alternatives for the Company, and to assist the Company Board in evaluating such strategic and financial alternatives. The Company Board selected Piper Jaffray due to its expertise in the areas of agriculture, technology and clean energy, including the availability of specialized analysts, as well as its familiarity with the Company. Piper Jaffray co-managed the Company’s 2012 initial public offering.

As part of the Transaction Committee’s review of strategic options, the Transaction Committee considered possibilities to divest some or all of the Company’s Brazilian operations. On October 31, 2014, during a telephonic meeting, the Transaction Committee approved an engagement letter with Brazilian financial consulting firm Aggrego Consultores Empresariais Associados Ltda and CGSG Consultores Associados Ltda (collectively, “Aggrego”) to lead a marketing and bidding process for the Company’s Brazilian sorghum business and sugarcane technology. The Transaction Committee selected Aggrego due to its industry knowledge, expertise in distressed assets and previous projects with the Company.

In parallel with the Company’s review of strategic alternatives, the Company sought to initiate discussions with Parent and its wholly owned subsidiary, Forage Genetics International (“FGI”), for a development and commercialization collaboration in certain forage crops. In December 2014, Dr. Hamilton asked Piper Jaffray for an introduction to Parent via email for the purpose of exploring business opportunities, including the licensing of the Company’s forage traits. Through an exchange of emails, Piper Jaffray introduced Dr. Hamilton to Ms. Thea Keamy, the Vice President of Strategy at Parent, who referred Dr. Hamilton to Mr. Matt Fanta, the then-President of FGI. Dr. Hamilton and Mr. Fanta agreed to an introductory call.

On December 19, 2014, on a teleconference call, Dr. Hamilton and Mr. Fanta discussed publicly available information about the Company’s and Parent’s respective businesses and the Company’s general interest in exploring business opportunities in forage crops. The parties agreed to pursue additional conversations in person.

On December 23, 2014, the Company and FGI executed a confidentiality agreement related to discussions regarding a potential collaboration in forage sorghum.

On January 8, 2015, Dr. Hamilton, Dr. Roger Pennell, the Company’s Vice President of Trait Development, and Mr. Walter Nelson, the Company’s Vice President of Product Development, met in person with Mr. Fanta and Ms. Keamy at Parent’s corporate headquarters in Arden Hills, Minnesota, with Dr. Mark McCaslin, Vice President—Research at FGI, participating by phone, to discuss, in general, a potential collaboration in alfalfa, silage corn and forage sorghum, as well as to discuss information about the Company’s and Parent’s respective businesses. The parties agreed to enter into a new confidentiality agreement related to pursuing collaboration opportunities in forage crops. The new confidentiality agreement was executed effective February 17, 2015.

During meetings in February and March 2015, the Transaction Committee discussed and assessed, with the assistance of Piper Jaffray, Aggrego and Shearman & Sterling LLP (“Shearman & Sterling”), serving as outside legal counsel to the Company, various strategic options, including debt financing and potential transactions, either involving the entire Company or portions of its business. On February 9, 2015, the Transaction Committee approved an engagement letter with Aegis Capital Corp (“Aegis”) for financial advisory assistance regarding a debt financing transaction and authorized management to evaluate such a transaction. The Transaction Committee continued to review investment opportunities for the Company’s Brazilian operations, as well as potential options to reduce operating expenses in Brazil and conserve cash.

At a meeting of the Company Board on March 13, 2015, representatives of Piper Jaffray, Dr. Hamilton and members of the Transaction Committee reported to the Board on the strategic process and recommended that Piper Jaffray begin soliciting indications of interest for a strategic transaction involving the Company. The Company Board continued to support a fulsome review of potential strategic alternatives, including the proposed solicitation of indications of interest, with the process to be overseen by the Transaction Committee.

On March 26, 2015, at the direction of the Transaction Committee, Piper Jaffray began to contact potential strategic investors primarily focused in the agricultural biotechnology and bioinformatics industries, as well as various venture capital and financial firms. Piper Jaffray circulated to such investors a process letter with instructions for providing initial indications of interest on or before May 22, 2015.

As part of Piper Jaffray’s outreach, on March 26, 2015, representatives of Piper Jaffray contacted Mr. Fanta. Piper Jaffray provided Parent with an investment summary of the Company, as well as a non-disclosure agreement, for the purpose of providing a preliminary introduction to the Company to assist Parent in evaluating whether to proceed with an in-depth investigation in connection with a potential transaction with the Company.

On April 2, 2015, Mr. Barry Wolfish, Parent’s Senior Vice President, Mergers, Acquisitions and Ventures, informed Piper Jaffray that Parent was not interested in executing a non-disclosure agreement related to the pursuit of a potential transaction with the Company or advancing a potential transaction process. However, FGI and the Company continued to consider certain commercial collaborations. On April 22, 2015, business and technical staff from FGI and the Company met in person at the Company’s headquarters in Thousand Oaks, California for technical discussions related to the parties’ crops and traits. The parties agreed to continue to discuss and pursue potential collaborations in alfalfa, silage corn and forage sorghum.

On April 30, 2015, during a telephonic meeting of the Transaction Committee, Aggrego reported that its representatives had approached multiple parties with respect to strategic alternatives for the Company’s Brazilian business, including local vertically integrated conglomerates, local agribusinesses and multinational companies operating in Brazil. At that time, Aggrego reported that at least two parties had indicated potential early interest in a strategic transaction involving the Company’s Brazilian business. The Transaction Committee discussed the timing and strategy with respect to the potential options for the Company’s Brazilian business extensively with Company management with a view to pursuing maximum value for the Company’s stockholders.

Piper Jaffray updated the Company Board on the strategic process in May and June 2015. At a June 4, 2015 meeting of the Company Board, representatives from Piper Jaffray summarized their outreach activities. Piper Jaffray had contacted approximately 90 strategic and financial parties to gauge their interest in the Company, including acquisition, investment or partnership options. 15 parties signed non-disclosure agreements. The Company had set a deadline of May 22, 2015 for potential bidders to provide initial indications of interest to acquire the Company. However, by the time of the June 4, 2015 Company Board meeting, no indications had been submitted and Piper Jaffray did not expect to receive any. Piper Jaffray noted that, in the absence of any initial indications of interest, the Company may want to consider pursuing capital-raising opportunities to satisfy the Company’s capital needs, whether through commercial collaborations, divestitures of assets or parts of the business or an offering of stock. At this meeting, Aggrego also provided an update regarding its outreach process in Brazil, reporting that two parties were still considering potential strategic transactions involving the Company’s Brazilian business. The Company Board and Company management discussed all these matters extensively and were advised by outside counsel. Shearman & Sterling reviewed with the Company Board the fiduciary duties of the directors, including their duties in connection with a potential strategic transaction. The Company Board extensively discussed the prospects of the Company’s business in the U.S., Brazil and elsewhere, including the pursuit of opportunities to sell the Company’s Persephone bioinformatics software system (“Persephone”), the future operations in forage sorghum and traits for sugarcane and the capital needs for the Company.

Because of the Company’s cash position and ongoing losses, the Company Board sought new opportunities to conserve cash without adversely affecting potential strategic transactions. Throughout 2015, while the Company pursued strategic alternatives, the Company Board focused on ensuring the Company had the necessary liquidity to pursue its business plan and the ongoing strategic process by engaging in capital-raising efforts. In early May 2015, contemplating one or more securities offerings, the Company Board authorized Company management to file with the SEC a universal shelf registration statement registering a maximum of $8.0 million of securities. On June 15, 2015, the Company Board decided to expand the scope of Piper Jaffray’s engagement to review and advise on a broader variety of strategic options, including the sale of portions of the Company’s business or a possible liquidation of the Company’s assets.

On July 7, 2015, the Company Board met to discuss the Company’s business plan and to consider potential financing options. Representatives of the investment banks Ladenburg Thalmann & Co., Inc. (“Ladenburg”) and Aegis conducted presentations for, formulated recommendations to and engaged in discussion with the Company Board regarding equity financing opportunities that may be available to the Company. Piper Jaffray presented and discussed with the Company Board the outcome of its review of a broader variety of strategic options. After reviewing possible alternatives with the advice of Piper Jaffray and Shearman & Sterling, the Company Board ultimately determined it was in the best interests of the Company’s stockholders to raise additional capital and seek to build stockholder value by continuing to develop the Company’s business. After an extensive discussion, the Company Board decided to proceed with an equity financing managed by Ladenburg.

Through two public offerings of Common Shares, made in conjunction with two private placements of Company Warrants, the Company raised net proceeds of approximately $2.7 million in July and August 2015. In December 2015, the Company completed another public securities offering of Common Shares, Preferred Shares and Company Warrants for net proceeds of approximately $6.3 million. These capital raises provided needed liquidity for the Company to continue operations as it pursued its business plan, which focused principally on forage sorghum and trait licensing, and continued to evaluate strategic opportunities and alternatives.

On July 16, 2015, the Company and FGI representatives met in person at Parent’s headquarters in Arden Hills, Minnesota to negotiate the terms and conditions of a draft agreement for a Collaboration and Commercial Option Agreement relating to the introduction of the Company’s traits in alfalfa.

In August 2015, Agreggo reported to the Company that, despite some initial interest, Aggrego did not expect to receive any bids for a strategic transaction involving the Company’s Brazilian business. Facing continued headwinds in Brazil and needing to conserve cash, the Company Board authorized the scale down of operations in Brazil and measures to reduce expenditures throughout the Company during the latter half of 2015.

In August and September 2015, Company and FGI representatives continued discussions regarding potential collaborations. FGI representatives visited Company seed production and operation facilities and toured Company field trials. FGI indicated interest in the Company’s traits technology for application in alfalfa and silage corn, and in the Company’s forage sorghum programs. The Company and FGI negotiated, and on October 14, 2015 entered into, a Collaboration and Commercial Option Agreement for a multi-year collaboration with FGI to develop and commercialize improved alfalfa.

On December 9, 2015, Dr. Pennell and Mr. Nelson had dinner with Dr. McCaslin and Mr. Shawn Barnett, FGI’s president, during a seed industry convention in Chicago, Illinois. During the meeting, and in follow-on conversations in December 2015 and January 2016, Dr. McCaslin indicated a more significant interest in the Company, including a potential equity investment in the Company and additional collaboration arrangements. Dr. Hamilton provided Dr. McCaslin with contact information for Ladenburg, who managed the Company’s December 2015 equity offering. Parent did not contact Ladenburg or make an equity investment in the Company at that time.

In late January 2016, the Company began to pursue bids for Persephone, contacting strategic and financial investors involved in crop biotechnology, bioinformatics, genomics and software development. Of these, the Company received tentative interest from four companies, with three companies agreeing to more advanced discussions under confidential disclosure agreements with the Company.

On February 11, 2016, Dr. Hamilton contacted Dr. McCaslin by phone to discuss developments in the regulatory field relevant to the application of the Company’s technology in corn.

On February 16, 2016, Dr. McCaslin informed Ms. Morley that Parent was interested in acquiring the Company. During the call, Dr. McCaslin and Ms. Morley held preliminary discussions about a potential combination of Parent and the Company, and the parties agreed to continue discussions regarding strategic opportunities.

At a meeting of the Company Board on February 17, 2016, Ms. Morley informed the Company Board of her conversation with Dr. McCaslin. The Company Board established a new Transaction Committee, comprised of Ms. Morley, Mr. Pascal Brandys, Mr. Aflalo Guimaraes and Mr. Tom Kiley, to explore, review, evaluate and approve possible strategic alternative and transactions. In light of the interest expressed by Parent, the Company Board decided to re-engage Piper Jaffray as a financial advisor to assist the Company Board in identifying and evaluating certain potential change-of-control transactions, under terms and conditions to be approved by the Transaction Committee. The Company Board again selected Piper Jaffray due to its expertise in the areas of agriculture, technology and clean energy, including the availability of specialized analysts, as well as its familiarity with the Company and its 2015 strategic process.

On February 17, 2016, Mr. Ohad Ludomirsky, Director of Corporate Strategy and Business Development at Parent, made an introductory call to Ms. Morley, to begin the process of executing a non-disclosure agreement regarding a proposed acquisition involving the Company.

Parent and the Company, including the Company’s internal counsel, negotiated the terms of a non-disclosure agreement. On February 24, 2016, the Company and Parent finalized and entered into the non-disclosure agreement.

On February 25, 2016, the Transaction Committee approved an engagement letter with Piper Jaffray. In late February 2016, the Company engaged K&L Gates LLP (“K&L Gates”) as outside counsel to advise on certain legal matters in connection with the Company’s 2016 strategic process.

In late February and early March, at the direction of the Transaction Committee, Piper Jaffray reached out to parties whom Piper Jaffray believed, based on the process conducted by Piper Jaffray for the Company in 2015 and other information available, could have an interest in acquiring the Company or certain of its assets or businesses. In addition to Parent, Piper Jaffray contacted 21 potential acquirors, five of whom proceeded to enter into non-disclosure agreements (or amendments to existing non-disclosure agreements) in connection with a possible acquisition involving the Company.

In March 2016, Parent, Company A and Company B, each of whom had agreed to non-disclosure terms, began to conduct due diligence on the Company.

On March 5, 2016, the Company received a due diligence request list from Parent. On March 7, 2016, Piper Jaffray provided certain preliminary information about the Company to Parent. On the same day, the Company and Parent, along with each party’s financial and legal advisors, held an introductory teleconference call that included a presentation regarding the Company.

On March 7, 2016, Piper Jaffray provided certain preliminary information about the Company to Company A. On March 10, 2016, the Company and Company A held diligence meetings at Company A’s location.

Beginning on March 11, 2016, the Company, through Piper Jaffray, sent initial bid instruction letters to four potential acquirors, including Parent, Company A and Company B. The fourth recipient did not demonstrate any serious interest in making a bid. The letters established March 24, 2016 as the deadline for initial indications of interest. Piper Jaffray provided a copy of this letter to Moelis & Company LLC (“Moelis”), financial advisor to Parent.

From March 11, 2016 to May 13, 2016, the Transaction Committee held weekly telephonic meetings with Piper Jaffray and K&L Gates to review progress of the strategic process conducted by Piper Jaffray. K&L Gates also advised the Transaction Committee on its fiduciary duties in connection with the Company’s strategic process.

On March 14, 2016, at the direction of the Transaction Committee, Piper Jaffray provided to Company B certain preliminary information about the Company, as well as a copy of the initial bid instruction letter.

On March 15, 2016, the Company, Parent and the parties’ respective legal representatives held a due diligence call regarding the Company’s intellectual property rights and license agreements.

On March 21, 2016, Company A informed the Company that Company A was not interested in making a bid for the Company.

On March 23, 2016, at the direction of the Transaction Committee, Piper Jaffray spoke with representatives of Company B to discuss Company B’s interest in providing an initial indication of interest to acquire the Company. Company B’s representatives said that Company B did not wish to pursue an acquisition of the entire Company but may be interested in acquiring some of its assets.

Additionally, after initial discussions with parties interested in acquiring the Company’s Persephone business, two companies—Company C and Company D—pursued diligence investigations. From March 23, 2016 to April 15, 2016, Company management and technical staff participated in due diligence and telephonic and in-person meetings with Company C and Company D regarding a sale of the Persephone business.

On March 24, 2016, Piper Jaffray received a preliminary, non-binding indication of interest from Parent to acquire 100% of the Shares of the Company. Parent’s initial indication of interest contemplated a transaction resulting in a price between $0.29 and $0.43 per Common Share, on a fully diluted basis. At the Transaction Committee’s March 25, 2016 meeting, Piper Jaffray reported Parent’s indication of interest, as well as the possibility of an additional indication of interest from Company B.

On March 27, 2016, Company B provided Piper Jaffray a list of due diligence questions with respect to a potential acquisition involving the Company.

On March 30, 2016, at the direction of the Transaction Committee, Piper Jaffray invited Parent into a second round of discussions following the approval of the Transaction Committee. On March 31, 2016, the Company provided Parent, Moelis and Parent’s outside legal counsel, including Dorsey & Whitney LLP (“Dorsey”) and Dentons US LLP (“Dentons”), with access to an electronic data room with respect to the Company. Representatives of Parent, Dorsey and Dentons proceeded to conduct a review of due diligence materials in the electronic data room and discussed diligence items with representatives of the Company via in-person meetings, teleconference calls and email exchanges.

Mr. Guimaraes and Mr. Kiley did not stand for reelection to the Company Board at the Company’s 2016 annual meeting of stockholders held on April 5, 2016. Following such meeting, Mr. Guimaraes and Mr. Kiley left the Company Board and the Transaction Committee. Ms. Morley and Mr. Brandys remained as members of the Transaction Committee.

On April 6, 2016, the Company provided responses to Company B’s due diligence questions through Piper Jaffray. Between April 6, 2016 and May 17, 2016, Piper Jaffray followed up on several occasions with representatives of Company B. Company B’s representatives instructed Piper Jaffray that Company B would be in touch if Company B intended to move forward with an acquisition, but never made further contact with Piper Jaffray.

On April 12, 2016, at the direction of the Transaction Committee, Piper Jaffray sent a proposal instructions letter to Parent through coordination with Moelis. The instructions letter set a proposal deadline of April 29, 2016.

On April 14, 2016, Company management met in person with representatives of Parent at the Company’s headquarters in Thousand Oaks, California. Management provided an in-depth overview of the Company’s commercial and research activities, which included an update of the Company’s recent business developments, and conducted a tour of the facility. Following the meetings, representatives of Moelis communicated to representatives of Piper Jaffray that Parent remained interested in making an acquisition proposal with respect to the Company but would need some additional time to complete its due diligence review. After discussing the matter with Piper Jaffray and K&L Gates, the Transaction Committee agreed to extend the proposal deadline until May 6, 2016.

On April 15, 2016, the Company posted a draft of the Merger Agreement to the electronic data room.

On April 20, 2016, representatives from Parent conducted a site visit to the Company’s Amarillo, Texas seed production and operations facility.

On April 21, 2016, the Company requested that Company C and Company D submit formal offers for the Persephone business by April 29, 2016.

On April 22, 2016, April 29, 2016 and May 6, 2016, the Transaction Committee held telephone meetings with outside counsel, without Piper Jaffray present, to discuss alternative options to be considered in comparison to the outcome of the process conducted by Piper Jaffray. Ladenburg, selected by management after exploratory discussions with several investment banks, was invited to present to the Company Board potential financing options and likely available pricing for a financing to the Transaction Committee at the May 6, 2016 meeting.

On April 29, 2016, the Company received a statement of interest from Company C to acquire the Company’s Persephone business. On May 3, 2016, the Company received a statement of interest in the Company’s Persephone business from Company D, with a request for a telephonic meeting to review its submission. On that same day, Company management held a conference call with Company D to review its statement of interest.

On May 6, 2016, Parent submitted its bid proposal for a tender offer to be followed by a back-end merger transaction. Parent proposed to offer $0.36 per Common Share, on a fully diluted basis. Parent also proposed that if the Company terminated a merger agreement in connection with another strategic proposal, the Company would be required to pay Parent a fee equal to 4.5% of the total consideration payable in the transaction by Parent. Additionally, the Company would be required to pay Parent $500,000 if an insufficient number of Common Shares were tendered to give Parent a majority of the outstanding Common Shares. Parent’s proposal required that the Company agree to a 60-day exclusive negotiating period with Parent. Parent also provided comments to the draft of the Merger Agreement.

The Transaction Committee, Company management and representatives of Piper Jaffray and K&L Gates discussed Parent’s bid at a May 6, 2016 telephonic meeting. The Transaction Committee discussed the need to negotiate for a higher transaction price, a shorter exclusivity period, greater deal certainty, and better termination-related provisions in the Merger Agreement.

After further discussions with Company management and K&L Gates, on May 10, 2016, Piper Jaffray conveyed the Transaction Committee’s concerns with Parent’s offer to Moelis. Additionally, on May 11, 2016, K&L Gates and Dorsey met via teleconference to discuss the terms of the draft Merger Agreement, particularly as they related to deal certainty, conditions to Parent’s obligations to launch the tender offer and termination fees.

On May 12, 2016, Parent submitted an updated bid proposal, which increased the price per Common Share to $0.40, on a fully diluted basis, reduced the exclusivity period to 45 days and revised the Merger Agreement to address certain of the Company’s deal certainty concerns. Parent indicated that its revised proposal was its “best and final” offer. On May 12, 2016, the Transaction Committee met to discuss Parent’s updated bid proposal. The

Transaction Committee believed Parent’s updated bid to be at or very near the best pricing that Parent would be willing to offer. However, the Transaction Committee was unwilling to agree to a 45-day exclusivity period out of concerns that such a period would unnecessarily delay the transaction and potentially limit the Company’s ability to pursue alternative transactions. On May 14, 2016, Ms. Morley called Mr. Wolfish to discuss Parent’s revised proposal. On the call, Ms. Morley conveyed the Transaction Committee’s concerns with respect to the length of the exclusivity period. Ms. Morley indicated that the Transaction Committee would be willing to accept a 30-day exclusivity period, and if at the end of the 30-day period the Transaction Committee believed negotiations were proceeding satisfactorily toward a definitive agreement, the Transaction Committee would be willing to consider an extension of the exclusivity period. Mr. Wolfish indicated that Parent would be willing to move forward with a 30-day exclusivity period.

Through Piper Jaffray’s discussions with Moelis, the Company understood that a sale of the Persephone business could be compatible with ongoing strategic discussions with Parent. The Company negotiated an exception to the Exclusivity Agreement that permitted the Company to continue its efforts to sell the Persephone business during the exclusivity period. The Company continued to negotiate with Company C and Company D during May and June 2016, but the Transaction Committee determined to focus the Company’s efforts on a transaction with respect to the entire Company because such a transaction would result in more significant value to stockholders. Additionally, Parent indicated that its bid price for the Company would not change if the Company realized a sale of Persephone.

On May 17, 2016, the Transaction Committee approved the 30-day Exclusivity Agreement with Parent and recommended that the Company Board also approve the Exclusivity Agreement. The Company Board also met on May 17, 2016. At the meeting, the Company Board received an update on the strategic process, reviewed the status of negotiations with Parent and Parent’s latest proposal, and approved the Exclusivity Agreement. K&L Gates gave a presentation to the Transaction Committee and the Company Board regarding fiduciary duties in connection with its consideration of the Exclusivity Agreement. The Company and Parent entered into the Exclusivity Agreement later the same day.

From May 17, 2016, through the entry into the Merger Agreement on June 16, 2016, the Transaction Committee consulted with K&L Gates, in connection with K&L Gates’ approach to legal negotiations regarding potential deal terms for the Merger Agreement that could benefit or protect Company stockholders and other legal considerations. The Company and Parent and their respective legal advisors negotiated various provisions of the documents. In particular, the Company focused on adding terms that provided greater closing certainty and protected the Company’s ability to satisfy its fiduciary duties in case the Company received a competing offer after signing the Merger Agreement, as well as reducing the potential termination fees.

On June 2, 2016, the Company received a draft form of Tender Agreement from Parent. From June 2, 2016 through June 16, 2016, the Company and Parent negotiated the terms of the Tender Agreements.

In consultation with Piper Jaffray and K&L Gates, the Transaction Committee reviewed and considered the benefits of the proposed transaction with Parent to Company stockholders and compared such benefits to other potential strategic options which may be available to the Company, as well as the Company’s future as a stand-alone entity. In considering the stand-alone scenario, the Transaction Committee considered that the Company’s future as a stand-alone entity would be uncertain, given that the Company’s revenues had been insufficient to support the development and commercialization of its products to date, the Company expected to continue to generate losses in the near-term and, based on discussions with potential sources of financing, the prospects for obtaining additional needed financing on favorable terms were doubtful.

On June 16, 2016, the Transaction Committee met to consider the proposed transaction. At the meeting, the Company’s management and its legal and financial advisors made presentations concerning the proposed transaction with Parent and the terms and conditions of the Merger Agreement, as well as the terms of the Tender Agreements. K&L Gates advised members of the Transaction Committee of their fiduciary duties and reviewed the terms of the draft Merger Agreement and Tender Agreements with the Transaction Committee. On June 16, 2016, Piper Jaffray delivered an opinion to the Company Board, a copy of which is attached as Annex I, to the effect that, as of the date of the Merger Agreement, the consideration of $0.40 per share in cash to be received in the Offer was fair, from a financial point of view, to the holders of the Common Shares (other than Parent and its affiliates). The Transaction Committee discussed the matters presented by management and by the Company’s legal and financial advisors, including the factors discussed under “—Reasons for the Company Board’s Recommendation.” After discussion, the Transaction Committee unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer, and recommended that the Company Board also approve the Merger Agreement and the transactions contemplated thereby.

Following such recommendation, the Company Board also met on June 16, 2016 to consider the proposed transactions. At the meeting, the Company’s management and its legal and financial advisors made presentations concerning the proposed transaction with Parent and the terms and conditions of the Merger Agreement, as well as the terms of the Tender Agreements. K&L Gates advised the Company Board of its fiduciary duties and reviewed the terms of the draft Merger Agreement and Tender Agreements with the Company Board. The Company Board discussed the matters presented by management and the Company’s legal and financial advisors, including the factors discussed under “—Reasons for the Company Board’s Recommendation.” After discussion, the Company Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, authorized the execution of the Merger Agreement and directed that this Schedule 14D-9 be submitted to the holders of Common Shares, along with the Company Board’s unanimous recommendation that holders accept the Offer and tender their Common Shares pursuant to the Offer.

Following the meeting of the Company Board, representatives of Parent and its advisors, including Moelis and Dorsey, and the Company and its advisors, including Piper Jaffray and K&L Gates, worked to finalize the transaction documents. In addition, each of the directors and certain officers of the Company executed and delivered the Tender Agreements. On the same day, the parties executed the Merger Agreement and related documents, including the Tender Agreements and finalized the press release and other communications documents to be used in connection with the announcement of the Merger Agreement.

On June 17, 2016, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Company Board’s Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the holders of Common Shares accept the Offer and tender their Common Shares pursuant to the Offer, the Company Board consulted with the Company’s senior management, outside legal counsel and financial advisor and considered and analyzed a wide and complex range of factors. Based on these consultations, considerations and analyses, and the factors and the opinion of Piper Jaffray discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available for the Company’s stockholders and is fair to and in the best interests of the Company’s stockholders.

The Company Board considered these factors, among others, as supporting its recommendation:

•

The Company’s Operating and Financial Condition: Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if the Company were to remain an independent company and the potential impact on the trading price of the Common Shares (which is not feasible to quantify numerically). The Company Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, the fact that the Company’s revenues have been insufficient to support the development and commercialization of its products to date, the uncertainty of obtaining additional needed financing on favorable terms, the impact of general economic market trends on the Company’s sales, as well as the general risks of market conditions that could reduce the Company’s stock price.

•

Transaction Financial Terms: Premium to Market Price. The Company Board considered the relationship of the Common Consideration to the current and historical market prices of the Common Shares. The Common Consideration to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the market price of the Common Shares. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Common Shares, including the fact that the Common Consideration represented a premium of approximately 113.6% over the average closing price per Common Shares on the NASDAQ Capital Market for the four-week period ending June 15, 2016, and a premium of 82% over the closing price per Common Share on June 15, 2016.

•

Highest Offer Reasonably Attainable. The Company Board considered that, in its belief, the consideration of $0.40 per Common Share represented the highest value reasonably obtainable for the Common Shares. The Company Board believed, based on its negotiations with Parent, that the consideration offered by Parent was the highest price per share that Parent was willing to pay. The Company Board also believed, based in part on the result of the process through which it solicited 21 other potential buyers for the Company, that it was unlikely that any other potential buyer would be willing to pay more than $0.40 per share to acquire the Company. The Company did not receive any additional proposals for the acquisition of the entire Company, other than Parent’s proposal. The Company Board also considered the low probability that other companies who were not actively solicited by the Company or its financial advisor would have the ability or interest to make a proposal to acquire the Company at a higher price.

•

Speed. The Company Board considered that the structure of the transaction as a two-step transaction effected pursuant to either Section 251(h) or Section 253 of the DGCL, in each case, without the adoption of the Merger Agreement by the Company’s stockholders enables the Company’s stockholders to receive the Common Consideration in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction).

•

Loss of Opportunity. The Company Board considered the possibility that, if it declined to enter into the Merger Agreement, there may not be another opportunity for the Company’s stockholders to receive a comparably-priced transaction, and the market price for the Common Shares could continue to remain substantially below the Common Consideration.

•

Cash Consideration: Certainty of Value. The Company Board considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other forms of consideration. The Company Board also considered that all-cash consideration will provide the Company’s stockholders with immediate value for their Common Shares, while avoiding the risk of not successfully executing the Company’s long-term business strategy.

•

Business Reputation of Parent. The Company Board considered the business reputation of Parent and its management and the substantial financial resources of Parent, which the Company Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•

No Financing Condition. The Company Board considered the representation of Parent and Purchaser that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

•

Opinion of the Company’s Financial Advisor. The Company Board considered the financial analyses of Piper Jaffray and Piper Jaffray’s opinion to the Company Board, which opinion was confirmed in writing, that, as of June 16, 2016, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the Common Consideration of $0.40 in cash was fair, from a financial point of view, to the holders of Common Shares (other than Parent, Purchaser and its affiliates). The full text of Piper Jaffray’s written opinion, dated as of June 16, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Piper Jaffray in its opinion is attached hereto as Annex I to this Schedule 14D-9. Stockholders are urged to carefully read the Piper Jaffray opinion in its entirety. Piper Jaffray’s opinion was provided to the Company Board in connection with its consideration of the Offer and the Merger and was not intended to be and does not constitute a recommendation to any holder of Common Shares as to whether such holder should act, whether any holder should tender their Common Shares, or whether any holder should make any election with respect to the Offer and the Merger or any other matter.

•

Ability to Change its Recommendation. The Company Board considered the fact that, subject to the limitations set forth in the Merger Agreement, it may, under certain circumstances and under certain conditions, withdraw or modify its recommendation that the holders of Common Shares accept the Offer and tender their Common Shares pursuant to the Offer, including in connection with a superior proposal, and the Company may terminate the Merger Agreement in order to enter into a definitive agreement with respect to such superior proposal, subject to payment of a termination fee by the Company.

•

Ability to Respond to Certain Unsolicited Acquisition Proposals. The Company Board considered the fact that at any time prior to the Offer Acceptance Time, if the Company receives an unsolicited bona fide written proposal relating to an alternative acquisition transaction that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or would reasonably be expected to result in a superior proposal, the Company may, under certain circumstances and under certain conditions, furnish non-public information to and participate in discussions with the person making such alternative acquisition proposal.

•

Termination Fee. The Company Board considered that, in its view, the $695,000 termination fee payable by the Company to Parent, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company Board entered into a more favorable transaction.

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Purchaser’s obligations to accept for payment and pay for the Common Shares tendered pursuant to the Offer and to complete the Merger under the Merger Agreement.

•

Material Adverse Effect. The Company Board considered the provisions in the Merger Agreement relating to the impact that a material adverse effect on the Company would have on the obligation of Parent and Purchaser to consummate the Offer and the Merger, and particularly that any change, effect, development, circumstance, condition, state of facts, event or occurrence related to the pendency or public announcement of the execution of this Agreement, the Offer or Merger, including any resulting litigation, or any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself, are excluded from the determination of whether a material adverse effect on the Company has occurred that would permit Parent and Purchaser to elect not to consummate the Offer.

•

Appraisal Rights. The Company Board considered the fact that the Company stockholders that do not tender their Common Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The Company Board also considered these potentially negative factors, among others, in reaching its recommendation:

•

No Stockholder Participation in Future Growth or Earnings. The Company Board considered the fact that as a cash transaction, that the Company’s stockholders will be prevented from participating in the Company’s potential future earnings and growth or benefit from any future increase in its value following the consummation of the transactions contemplated by the Merger Agreement.

•

Uncertainty of Transaction Completion: Consequences of Failure to Close. The Company Board considered the fact that while the Company expects that the transactions contemplated by the Merger Agreement will be consummated, there can be no assurance that the conditions to the Offer or the Merger will be satisfied, and that as a result, the transactions contemplated by the Merger Agreement may not be completed. If such transactions are not consummated, (i) the trading price of the Common Shares could be adversely affected, (ii) the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions contemplated by the Merger Agreement, (iii) the Company’s business may be subject to disruption and (iv) the market’s perceptions of the Company’s prospects could be adversely affected.

•

Operations; Hiring. The Company Board considered that the announcement and pendency of the Offer and the Merger, or failure to consummate the Offer or the Merger, may harm relationships with the Company’s employees, suppliers, distributors and customers, may divert management and employee attention away from the day-to-day operation of the Company’s business and may limit the Company’s ability to attract, hire and retain key management and personnel.

•	Termination by Parent. The Company Board considered the risk that Parent may terminate the Merger Agreement in certain limited circumstances beyond the control of the Company.

•

Restrictions on the Company’s Conduct of Business. The Company Board considered the restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to the Effective Time, which require the Company to operate its business in the ordinary course of business, and which subject the operations of the Company’s business to other restrictions which could delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Offer and that may have a material and adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•	Taxable Considerations. The Company Board considered the fact that an all-cash transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

•

Conflicts of Interest. The Company Board considered the fact that the Company’s executive officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders, and the risk that these interests might influence their decision with respect to the transactions contemplated by the Merger Agreement.

•

Litigation Risk. The Company Board considered the risk of litigation, including potential stockholder litigation, in connection with the execution of the Merger Agreement and the consummation of the Merger and the Offer.

The Company Board concluded that the risks and other potentially negative factors associated with the Merger Agreement, the Offer and the Merger were outweighed by the potential benefits of the Merger Agreement, the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Company Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Company Board based its recommendation on the totality of the information presented.

For the reasons described above, the Company Board approved the Merger Agreement, the Offer and the Merger and recommended that holders of Common Shares accept the Offer and tender their Common Shares pursuant to the Offer.

In considering the recommendation of the Company Board that the Company’s stockholders accept the Offer and tender their Common Shares pursuant to the Offer, the Company’s stockholders should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the Company’s stockholders, and that Parent and Purchaser entered into Tender Agreements with all directors and certain officers of the Company, pursuant to which each such officers and directors agreed, among other things, to tender all their Common Shares pursuant to the Offer. The Company Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the Company’s stockholders accept the Offer and tender their Common Shares pursuant to the Offer. See Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company, Parent and Purchaser”.

Certain Financial Forecasts.

The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results, and the Company is particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. In March 2016, at the direction of the Company Board as part of its on-going strategic planning process, including without limitation its due diligence process and evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, the Company’s management prepared risk-adjusted financial forecasts regarding the Company for the fiscal years from 2016 to 2025 (the “March Forecasts”). The Company made the March Forecasts available to Parent and Parent’s financial advisor solely for illustrative purposes and as part of Parent’s due diligence review of the Company. In late May 2016, the Company’s management prepared updated risk-adjusted financial forecasts regarding the Company for the fiscal years from 2016 to 2025 that were derived from the March Forecasts (the “Financial Forecasts” and, together with the March Forecasts, the “Forecasts”).

The Forecasts were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates used to create the Forecasts involve judgments made with respect to, among other things, sales growth rates, market size and growth rates, market share, future pricing, levels of operating expenses, revenues for the Company’s operations outside of the United States, development of additional future opportunities, pipeline products, milestone payments and probability of success, all of which are difficult to predict. The Forecasts also reflect assumptions that do not reflect any of the effects of the Offer or the Merger, or any other changes or business decisions that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Offer or the Merger or otherwise. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Forecasts will prove to be accurate, and actual results may materially differ. The Forecasts are forward-looking statements and should not be relied upon as necessarily predictive of actual future results.

The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its representatives considered or consider the Forecasts to be necessarily predictive of actual future events, and the Forecasts should not be relied upon as such.

The March Forecasts are being included in this Schedule 14D-9 because they were, among other items, made available to Parent and Parent’s financial advisor in connection with its due diligence review of the Company. The Financial Forecasts are being included in this Schedule 14D-9 because they were, among other items, relied upon by Piper Jaffray in connection with its analyses described under “—Opinion of the Company’s Financial Advisor”. The Financial Forecasts were developed for use only by the Company Board and Piper Jaffray in connection with its fairness opinion.

Neither the Company nor any of its representatives has made or makes any representation regarding the information contained in the Forecasts, and except as may be required by applicable securities laws, none of them intends to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error.

A summary of the material projected financial information that was included in the March Forecasts is set forth below.

$ in Millions

Fiscal Year Ending August 31

	Projected
	2016P	2017P	2018P	2019P	2020P	2021P	2022P	2023P	2024P	2025P
Revenue	$4.4	$5.7	$10.1	$15.3	$65.9	$198.1	$375.2	$875.2	$1,698.4	$2,425.0
Cost of Goods Sold	2.0	3.8	6.4	10.1	25.7	74.3	128.2	226.5	340.8	439.9
Gross Profit	$2.4	$1.9	$3.7	$5.2	$40.3	$123.8	$247.0	$648.7	$1,357.7	$1,985.1
EBITDA	($9.9)	($8.5)	($7.8)	($7.6)	$26.1	$102.4	$218.5	$598.7	$1,258.3	$1,845.3

A summary of the material projected financial information that was included in the Financial Forecasts is set forth below.

$ in Millions

Fiscal Year Ending August 31

	Projected
	2016P	2017P	2018P	2019P	2020P	2021P	2022P	2023P	2024P	2025P
Revenue	$4.2	$5.7	$10.1	$15.3	$65.9	$198.1	$375.2	$875.2	$1,698.4	$2,425.0
Cost of Goods Sold	4.9	5.7	8.3	12.0	27.1	77.0	133.3	232.7	357.0	463.1
Gross Profit	($0.7)	$0.0	$1.7	$3.3	$38.8	$121.1	$241.9	$642.6	$1,341.4	$1,961.9
EBITDA	($10.2)	($8.5)	($7.8)	($7.6)	$26.1	$102.4	$218.5	$598.7	$1,258.3	$1,845.3

Although presented with numerical specificity, the Forecasts are not fact and reflect numerous assumptions and estimates made by the Company’s management, including assumptions and estimates noted above. Moreover, the Forecasts are based on certain future business decisions that are subject to change.

The Forecasts should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the Offer to Purchase. None of the Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the year ended August 31, 2015 relates to the Company’s historical financial information. It does not extend to the Forecasts and should not be read as doing so.

The Forecasts do not and should not be read to update, modify or affirm any prior financial guidance issued by the Company. You should not place undue reliance on forward-looking statements.

Opinion of the Company’s Financial Advisor.

The Company retained Piper Jaffray to act as financial advisor to the Company Board and to render to the Company Board an opinion as to the fairness, from a financial point of view, of the consideration to be paid with respect to Common Shares in a change-of-control transaction. On June 16, 2016, Piper Jaffray delivered its oral opinion, subsequently confirmed in writing, to the Company Board that, based on and subject to the limitations and assumptions stated in the opinion, as of the date of the opinion, the Common Consideration of $0.40 in cash to be received for each Common Share was fair, from a financial point of view, to holders of Common Shares (other than Parent, Purchaser and its affiliates).

The full text of Piper Jaffray’s written opinion dated June 16, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex I and incorporated into this document by reference. You are urged to read the opinion in its entirety and this summary is qualified by in its entirety by reference to the full text of the written opinion. Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view and as of the date of the opinion, to the holders of Common Shares (other than Parent, Purchaser and its affiliates) of the $0.40 per share cash consideration to be received by such stockholders. Piper Jaffray’s opinion was directed to the Company Board in connection with its consideration of the Offer and Merger and was not intended to be, and does not constitute, a recommendation to any stockholder of the Company as to how such stockholder should act, whether any stockholder should tender their Common Shares, or whether any stockholder should make any election with respect to the Offer and Merger or any other matter. Piper Jaffray’s opinion was approved for issuance by the Piper Jaffray Opinion Committee.

In arriving at its opinion, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms of a draft, dated as of June 15, 2016, of the proposed Merger Agreement;

•	reviewed and analyzed certain financial and other data with respect to the Company that was publicly available;

•

reviewed and analyzed certain information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us by the Company, including but not limited to the Financial Forecasts and data on the Company’s net operating losses;

•

reviewed and utilized, with the Company’s consent, the Company’s calculations of Common Shares, diluted as if (a) all Preferred Shares were fully converted into Common Shares without limitation pursuant to the existing 2,500-for-1 conversion ratio and (b) the automatic exercise of all in-the-money Company Options occurred;

•

conducted discussions with members of senior management and representatives of the Company concerning the matters described in this list, as well as the Company’s business and prospects before and after giving effect to the Offer and Merger;

•

reviewed the current and historical reported prices and trading activity of the Common Shares and similar information for certain other companies deemed by Piper Jaffray to be comparable to the Company;

•	compared the financial performance of the Company with that of certain other publicly traded companies that Piper Jaffray deemed relevant;

•	reviewed the financial terms, including premiums paid calculations, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant; and

•	performed a discounted cash flow analysis based on certain information included in the Financial Forecasts and estimates provided by the Company.

In addition, Piper Jaffray conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the Company Board at a meeting held on June 16, 2016.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as an indication of the relative importance or weight given to these analyses by Piper Jaffray or the Company Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 14, 2016, and is not necessarily indicative of current market conditions.

For purposes of its analyses, and as used in the summary of its analyses below, Piper Jaffray calculated the Company’s enterprise value implied by the Offer and Merger (the “Transaction Implied Company Enterprise Value”) to be $17,241,624, based on 27,886,075 million Common Shares and common stock equivalents (using the treasury stock method, including as if all of the Preferred Shares were converted into Common Shares at the 2,500-for-1 ratio and if all in-the-money Company Options were exercised) outstanding as of June 14, 2016, and the Common Consideration of $0.40 per Common Share, plus estimated payments of $6,087,194 that holders of the BSV Warrants were entitled to receive (calculated based on their Black-Scholes value as of June 14, 2016) pursuant to the contract terms of such warrants upon the occurrence of the Offer and Merger (the “Warrant Payments”). For purposes of Piper Jaffray’s analyses, all per-share metrics were calculated, at the direction of the Company, based on such 27,886,075 Common Shares and common stock equivalents outstanding as of June 14, 2016.

Historical Trading Analysis

Piper Jaffray reviewed the historical closing prices and trading volumes for the Common Shares over the one-year period ended June 14, 2016, in order to provide background information on the prices at which the Common Shares have historically traded. The following table shows the Common Shares’ price at certain historical points in time during the prior one year, using certain measures (i.e., the current price at June 14, 2016 and other historical dates, variable weighted average price (“VWAP”), and high and low historical closing prices:

Selected Publicly Traded Companies Analyses

For the selected publicly traded companies analyses, Piper Jaffray compared (i) the valuation multiple of the Company derived from the Transaction Implied Company Enterprise Value in comparison to the projected 2016 revenue for the Company provided by Company management (4.2x); to (ii) valuation multiples for the selected publicly traded companies, as derived from their market capitalization and closing prices per share on June 14, 2016 (adjusted for their cash and debt outstanding amounts as indicated in public filings as of such date) in comparison to their projected 2016 revenue, as provided by S&P Capital IQ. Because the Company did not have positive earnings for the prior fiscal year and is not projected to have positive earnings in 2016 or 2017, Piper Jaffray was not able to perform an analysis or comparison of (i) enterprise value-to-EBITDA, (ii) price-to-earnings, or (iii) price/earnings-to-growth multiples for the Company with any of the selected publicly traded companies.

The Transaction Implied Company Enterprise Value-to-2016 revenue multiple for the Company was compared to the same multiple for the following groups of public companies (1) publicly traded companies listed primarily on the Nasdaq Stock Market (“NASDAQ”) or the New York Stock Exchange (“NYSE”) that had current market capitalization less than $25 million, less than $15 million in revenue during the latest fiscal year, and cash burn for the latest fiscal year that exceeded the company’s cash balance as of the latest fiscal year end, which Piper Jaffray believed were comparable to the Company’s financial profile (“Comparable Financial Profile”), (2) publicly traded agriculture companies with a significant forage seed component listed in the U.S. or Europe (“Forages”), which Piper Jaffray believed were comparable to the Company’s seed business component, (3) publicly traded biotechnology companies primarily focused on agriculture listed in the U.S. or Europe (“Ag Biotech”), which Piper Jaffray believed were comparable to the Company’s research and technology business component, and (4) the six leading publicly traded agriculture companies in the U.S. or Europe (“Big Six”), which Piper Jaffray believed provided a general representation of the agriculture market through established industry leaders.

No company utilized in the selected publicly traded companies analysis is identical to the Company. In evaluating the selected publicly traded companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected Publicly Traded Companies Analysis—Comparable Financial Profile

Piper Jaffray selected the Comparable Financial Profile companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	Publicly traded companies listed primarily on the NASDAQ or NYSE;

•	Companies with a current market capitalization of less than $25 million;

•	Companies with less than $15 million in revenue during the latest fiscal year;

•	Companies with a cash burn for the last fiscal year that is greater than such company’s cash balance as of its most recent fiscal year end; and

•	Companies with an available estimate of 2016 revenue.

Based on the criteria, Piper Jaffray identified and analyzed the following 12 companies:

•	Apricus Biosciences, Inc.

•	BIND Therapeutics, Inc.

•	Biocept, Inc.

•	BioLife Solutions, Inc.

•	Capnia, Inc.

•	Cardica Inc.

•	Cryoport, Inc.

•	EPIRUS Biopharmaceuticals, Inc.

•	HTG Molecular Diagnostics, Inc.

•	Semler Scientific Inc.

•	Superconductor Technologies Inc.

•	xG Technology, Inc.

For this selected publicly traded companies analysis, Piper Jaffray compared the valuation multiple of the Company derived from the Transaction Implied Company Enterprise Value using the Company’s 2016 projected revenue provided by Company management (4.2x), to valuation multiples for the selected publicly traded Comparable Financial Profile companies derived from their market capitalization and closing prices per share on June 14, 2016 (adjusted for their cash and debt outstanding as indicated in public filings as of such date) in comparison to their projected 2016 revenue, as provided by S&P Capital IQ.

($ in millions)	Stock Price as of 6/14/2016	Market Cap.	Enterprise Value	LTM Revenue	FY 2015 EBITDA	FY 2015 Cash	EV/EBITDA			EV/Revenue
							LTM	2016	2017	LTM	2016	2017
Comparable Financial Profile
Apricus Biosciences, Inc.	$0.41	$25	$27	$5	($21)	$4	NM	NM	NM	5.4x	4.8x	2.3x
BIND Therapeutics, Inc.	$0.43	$9	$1	$13	($36)	$25	NM	NA	NA	0.1x	0.1x	0.0x
Biocept, Inc.	$0.64	$16	$16	$1	($16)	$9	NM	NA	NA	NM	7.7x	2.5x
BioLife Solutions, Inc.	$1.59	$20	$20	$7	($5)	$2	NM	NA	NA	2.9x	2.3X	1.7x
Capnia, Inc.	$1.21	$19	$12	$1	($12)	$5	NM	NA	NA	11.8x	7.1x	0.8x
Cardica Inc.	$2.68	$24	$10	$4	($18)	$8	NM	NM	NA	2.6x	2.6X	1.2x
Cryoport, Inc.	$1.55	$19	$15	$6	($5)	$1	NM	NA	NA	2.6x	1.8x	0.9x
EPIRUS Biopharmaceuticals, Inc.	$0.54	$14	$8	$1	($46)	$32	NM	NA	NA	5.5x	2.7x	1.4x
HTG Molecular Diagnostics, Inc.	$2.89	$20	$6	$4	($18)	$3	NM	NM	NM	1.5x	1.0x	0.5x
Semler Scientific Inc.	$1.72	$9	$9	$7	($8)	$0	NM	NA	NA	1.3x	0.9x	0.6x
Superconductor Technologies Inc.	$0.22	$9	$3	$0	($10)	$7	NM	NM	NM	11.8x	7.9x	0.2x
xG Technology, Inc.	$0.14	$13	$18	$1	($17)	$0	NM	NM	NM	13.9x	1.8x	0.7x
Median		$17	$11	$4	($17)	$5	NA	NA	NA	2.9x	2.4x	0.9x
Mean		$16	$12	$4	($18)	$8	NA	NA	NA	5.4x	3.4x	1.1x

As used herein, “NM” indicates a multiple is not meaningful and refers to a multiple that is greater than 15.0x or less than 0.0x for revenue multiples, greater than 25.0x or less than 1.0x for EBITDA multiples, or greater than 35.0x or less than 0.0x for EPS multiples, and “NA” indicates a multiple that is not available because information necessary for calculating such multiple was not available.

Based on this analysis, Piper Jaffray noted that, with respect to the Company, the Transaction Implied Company Enterprise Value-to-2016 revenue multiple fell between the mean and 75th percentile of enterprise value-to-2016 revenue multiples for the Comparable Financial Profile companies.

In addition, Piper Jaffray observed that the median and mean of the enterprise value-to-2016 revenue multiples of the Comparable Financial Profile companies created a range of implied per-share values for Common Shares of $0.36 to $0.50, compared to the Common Consideration of $0.40, if all of such resulting implied enterprise value for the Company were allocated only to Shares, and created a range of implied per-share values for Common Shares of $0.14 to $0.28, compared to the Common Consideration of $0.40, if such resulting implied enterprise value for the Company were allocated to Shares and the Warrant Payments triggered by an event such as the Offer and Merger. Generally, a company’s warrants that are not in-the-money would not be viewed as sharing in such company’s enterprise value and all such enterprise value, absent any debt, would be allocated to the company’s stock. None of the Company Warrants are in-the-money and accordingly all enterprise value would, but for the occurrence of the Offer or Merger, be allocated only to the Shares, which is reflected by the first range of per share values described above. However, because of the contract terms of the BSV Warrants, the BSV Warrants are, despite not being in-the-money, entitled to receive the Warrant Payments upon the occurrence of events such as the Offer and Merger, and the second range of per share values reflects such situation.

Selected Publicly Traded Companies Analysis—Forages

Piper Jaffray selected the Forages companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	Publicly traded agriculture companies with a significant forage seed component listed in the U.S. or Europe.

Based on the criterion, Piper Jaffray identified and analyzed the following three selected companies:

•	Advanta Limited

•	KWS Saat SE

•	S&W Seed Company

For this selected publicly traded companies analysis, Piper Jaffray compared the valuation multiple of the Company derived from the Transaction Implied Company Enterprise Value using the Company’s 2016 projected revenue provided by Company management (4.2x), to valuation multiples for the selected publicly traded Forage companies, derived from their market capitalization and closing prices per share on June 14, 2016 (adjusted for their cash and debt outstanding as indicated in public filings as of such date) in comparison to their projected 2016 revenue, as provided by S&P Capital IQ.

($ in millions)	Stock Price as of 6/14/2016	Market Cap.	Enterprise Value	LTM Revenue	EV/EBITDA			EV/Revenue
					LTM	2016	2017	LTM	2016	2017
Forages
Advanta Limited	$8.91	$932	$1,060	$188	NA	19.3x	15.5x	5.6x	4.1x	3.5x
KWS Saat SE	$333.81	$2,203	$2,405	$1,186	13.3x	12.6x	11.5x	2.0x	2.0x	1.8x
S&W Seed Company	$4.50	$76	$112	$90	22.5x	14.1x	NA	1.2x	1.2x	1.0x
Median		$932	$1,060	$188	17.9x	14.1x	13.5x	2.0x	2.0x	1.8x
Mean		$1,070	$1,192	$488	17.9x	15.3x	13.5x	3.0x	2.4x	2.1x

Based on this analysis, Piper Jaffray noted that, with respect to the Company, the Transaction Implied Company Enterprise Value-to-2016 revenue multiple fell above the maximum of the enterprise value-to-2016 revenue multiples for the Forages companies.

In addition, Piper Jaffray observed that the median and mean of the enterprise value-to-2016 revenue multiples of the Forages companies created a range of implied per-share values for Common Shares of $0.29 to $0.36, compared to the Common Consideration of $0.40, if all of such resulting implied enterprise value for the Company were allocated only to Shares, and created a range of implied per-share values for Common Shares of $0.07 to $0.14, compared to the Common Consideration of $0.40, if such resulting implied enterprise value for the Company were allocated to Shares and the Warrant Payments triggered by an event such as the Offer and Merger.

Selected Publicly Traded Companies Analysis—Ag Biotech

Piper Jaffray selected the Ag Biotech companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	Publicly traded agriculture biotechnology companies focused primarily on agriculture listed in the U.S. or Europe; and

•	Companies with a market capitalization of less than $200 million.

Based on the criteria, Piper Jaffray identified and analyzed the following three selected companies:

•	Arcadia Biosciences, Inc.

•	Evogene Ltd.

•	TerraVia Holdings, Inc.

For this selected publicly traded companies analysis, Piper Jaffray compared the valuation multiple of the Company derived from the Transaction Implied Company Enterprise Value using to the Company’s 2016 projected revenue provided by Company management (4.2x), to valuation multiples for the selected publicly traded Ag Biotech companies, derived from their market capitalization and closing prices per share on June 14, 2016 (adjusted for their cash and debt outstanding as indicated in public filings as of such date) in comparison to their projected 2016 revenue, as provided by S&P Capital IQ.

($ in millions)	Stock Price as of 6/14/2016	Market Cap.	Enterprise Value	LTM Revenue	EV/EBITDA			EV/Revenue
					LTM	2016	2017	LTM	2016	2017
Ag Biotech
Arcadia Biosciences, Inc.	$2.45	$108	$83	$5	NM	NM	NM	NM	11.7x	7.6x
Evogene Ltd.	$6.32	$161	$62	$10	NM	NM	NM	6.0x	3.5x	2.4x
TerraVia Holdings, Inc.	$2.20	$186	$285	$44	NM	NM	NM	6.4x	6.0x	2.3x
Median		$161	$83	$10	NA	NA	NA	6.2x	6.0x	2.4x
Mean		$152	$143	$20	NA	NA	NA	6.2x	7.1x	4.1x

Based on this analysis, Piper Jaffray noted that, with respect to the Company, the Transaction Implied Company Enterprise Value-to-2016 revenue multiple fell between the range of the minimum and 25th percentile of enterprise value-to-2016 revenue multiples for the Ag Biotech companies.

In addition, Piper Jaffray observed that the median and mean of the enterprise value-to-2016 revenue multiples of the Ag Biotech companies created a range of implied per-share values for Common Shares of $0.89 to $1.05, compared to the Common Consideration of $0.40, if all of such resulting implied enterprise value for the Company were allocated only to Shares, and created a range of implied per-share values for Common Shares of $0.67 to $0.84, compared to the Common Consideration of $0.40, if such resulting implied enterprise value for the Company were allocated to Shares and the Warrant Payments triggered by an event such as the Offer and Merger.

Selected Publicly Traded Companies Analysis—Big Six

Piper Jaffray selected the Big Six companies based on information obtained by searching public securities filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criterion:

•	Companies widely viewed as the leading publicly traded agriculture companies listed in the U.S. or Europe.

Based on the criterion, Piper Jaffray identified and analyzed the following six selected companies:

•	BASF SE

•	Bayer CropScience Limited

•	The Dow Chemical Company

•	E.I. du Pont de Nemours and Company

•	Monsanto Company

•	Syngenta AG

For this selected publicly traded companies analysis, Piper Jaffray compared the valuation multiple of the Company derived from the Transaction Implied Company Enterprise Value using the Company’s 2016 projected revenue provided by Company management (4.2x), to valuation multiples for the selected publicly traded Big Six companies, derived from their market capitalization and closing prices per share on June 14, 2016 (adjusted for their cash and debt outstanding as indicated in public filings as of such date) in comparison to their projected 2016 revenue, as provided by S&P Capital IQ.

($ in millions)	Stock Price as of 6/14/2016	Market Cap.	Enterprise Value	LTM Revenue	EV/EBITDA			EV/Revenue
					LTM	2016	2017	LTM	2016	2017
The Big Six
BASF SE	$74.56	$68,486	$83,721	$73,561	7.3x	7.6x	7.0x	1.1x	1.3x	1.2x
Bayer CropScience Limited	$57.86	$2,286	$2,165	$550	NM	NM	21.6x	3.9x	3.5x	3.0x
The Dow Chemical Company	$52.13	$58,533	$69,947	$47,111	8.2x	7.8x	7.2x	1.5x	1.5x	1.5x
E. I. du Pont de Nemours and Company	$65.85	$57,521	$62,694	$24,698	15.4x	11.8x	10.3x	2.5x	2.6x	2.4x
Monsanto Company	$106.75	$49,941	$57,926	$13,685	14.4x	13.6x	13.0x	4.2x	4.2x	3.9x
Syngenta AG	$398.54	$36,530	$38,871	$13,411	14.2x	14.0x	12.7x	2.9x	2.9x	2.8x
Median		$53,731	$60,310	$19,192	14.2x	11.8x	11.5x	2.7x	2.7x	2.6x
Mean		$45,549	$52,554	$28,836	11.9x	10.9x	12.0x	2.7x	2.7x	2.5x

Based on this analysis, Piper Jaffray noted that, with respect to the Company, the Transaction Implied Company Enterprise Value-to-2016 revenue multiple was equal to the maximum of the enterprise value-to-2016 revenue multiples for the Big Six companies.

In addition, Piper Jaffray observed that the median and mean of the enterprise value-to-2016 revenue multiples of the Big Six companies created a range of implied per-share values for Common Shares of $0.39 to $0.41, compared to the Common Consideration of $0.40, if all of such resulting implied enterprise value for the Company were allocated only to Shares, and created a range of implied per-share values for Common Shares of $0.18 to $0.19, compared to the Common Consideration of $0.40, if such resulting implied enterprise value for the Company were allocated to Shares and the Warrant Payments triggered by an event such as the Offer and Merger.

Selected M&A Transaction Analysis

Piper Jaffray reviewed merger and acquisition (“M&A”) transactions involving agricultural seed and biotechnology companies it deemed comparable to the Company. Piper Jaffray selected these transactions based on the following criteria:

•	Transactions involving public or private agriculture seed and biotech targets with disclosed last twelve month (“LTM”) revenue multiples;

•	Transactions in which the target company has less than $30 million of LTM revenue; and

•	Transactions closed in the past 10 years.

The group was comprised of the following transactions and is referred to in this document as the “Precedent Transactions Group”, and with respect to each precedent transaction in such group Piper Jaffray presented the enterprise value of the target company implied by the precedent transaction and such implied enterprise value-to-LTM revenue multiple for the target company:

Announcement Date	Target	Acquiror	Enterprise Value	EV/LTM Revenue
3/24/2016	Technico Agri Sciences Ltd.	ITC Limited	$18.1	1.1x
6/3/2015	RiceTec AG	Riviana Foods Inc.	$45.0	1.4x
12/19/2014	DuPont Pioneer, Alfalfa Assets and Germplasm	S&W Seed Company	$42.0	0.9x
9/20/2013	United Genetics Holding LLC	Kagome Co., Ltd.	$28.6	1.4x
3/17/2013	Seed Genetics International Pty Ltd	S&W Seed Company	$17.2	0.9x
2/4/2013	Atlântica Sementes S.A.	Nufarm Limited	$24.6	2.0x
11/30/2011	Seeds 2000, Inc.	Nuseed Americas Inc.	$55.2	2.8x
5/27/2010	Biocentury Transgene Co. (34% Stake)	Existing Shareholder	$25.8	2.4x
5/27/2010	Maribo Seed Internationally ApS	Syngenta AG	$58.9	1.2x
7/14/2009	WestBred, LLC	Monsanto Company	$45.0	5.3x
10/20/2008	Goldsmith Seeds, Inc.	Syngenta AG	$74.0	1.5x
1/7/2008	Unicorn Seeds Ltd.	Advanta Limited	$16.6	2.6x
			Mean	2.0x
			Median	1.5x

For the Precedent Transactions Group analysis, Piper Jaffray compared the valuation multiple of the Company derived from the Transaction Implied Company Enterprise Value in comparison to the Company’s LTM revenue provided by Company management (5.3x) to the corresponding multiples for each selected precedent transaction.

Based on this analysis, Piper Jaffray noted that the Transaction Implied Company Enterprise Value-to-LTM revenue multiple of the Company was equal to the maximum of the implied enterprise value-to-LTM revenue multiples from the Precedent Transactions Group.

In addition, Piper Jaffray observed that the median and mean of the implied enterprise value-to-LTM revenue multiples of the Precedent Transactions Group created a range of implied per-share values for Common Shares of $0.17 to $0.23, compared to the Common Consideration of $0.40, if all of such resulting implied enterprise value for the Company were allocated only to Shares, and created a range of implied per-share values for Common Shares of $(0.04) to $0.02, compared to the Common Consideration of $0.40, if such resulting implied enterprise value for the Company were allocated to Shares and the Warrant Payments triggered by an event such as the Offer and Merger.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected completed M&A transactions to determine the premiums paid in such transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected transactions that it determined to meet, the following criteria:

•	Transactions involving a public target where the acquirer was public or private;

•	Transactions with an implied enterprise value less than $1 billion;

•	Transactions where the target had an industry classification deemed “High Technology” or “Agriculture” per SDC Platinum industry classifications; and

•	Transactions closed in the last 12 months.

Based on these criteria, Piper Jaffray identified the following 15 transactions and the premiums paid in comparison to the target’s trading price one day, one week, and four weeks prior to the announcement of the relevant M&A transaction:

Date Announced	Target Name	Acquiror Name	Enterprise Value	Premium 1 Day Prior to Announcement Date	Premium 1 Week Prior to Announcement Date	Premium 4 Weeks Prior to Announcement Date
4/7/2016	Alliance Fiber Optic Products	Corning Inc.	$271.0	24.0%	25.1%	45.4%
1/19/2016	ANADIGICS Inc	II-VI Inc	$71.8	36.4%	26.9%	129.7%
12/2/2015	Mattson Technology Inc	Beijing E-Town Dragon	$256.8	22.6%	40.2%	53.9%
11/23/2015	TeleCommunication Systems Inc	Comtech Telecommun Corp	$421.5	13.9%	13.6%	24.7%
10/19/2015	CTI Group (Holdings) Inc	Enghouse Systems Ltd	$17.5	76.3%	76.3%	96.8%
10/8/2015	Daegis Inc	OpenText Corp	$20.8	102.5%	94.8%	127.8%
9/29/2015	Rentrak Corp	comScore Inc	$733.9	13.2%	7.1%	12.8%
9/3/2015	Millennial Media Inc	AOL Inc	$217.2	20.7%	9.4%	5.4%
9/3/2015	Pericom Semiconductors Corp	Diodes Inc	$276.5	45.7%	46.7%	52.6%
8/18/2015	Dot Hill Systems Corp	Seagate Technology PLC	$574.6	79.2%	82.9%	54.4%
8/12/2015	Planar Systems Inc	Leyard Optoelectronic Co Ltd	$130.6	40.0%	70.5%	53.4%
8/10/2015	Yodlee Inc	Envestnet Inc	$591.2	57.7%	64.5%	41.6%
8/6/2015	Merge Healtcare Inc	IBM Corp	$974.2	31.8%	29.6%	54.0%
7/27/2015	Magnetek Inc	Columbus McKinnon Corp	$168.7	55.0%	50.0%	52.1%
6/18/2015	SL Industries Inc	Handy& HarmanLtd	$231.6	6.6%	5.0%	3.6%
			Mean	41.7%	42.8%	53.9%
			Median	36.4%	40.2%	52.6%

Based on this analysis, Piper Jaffray noted that the premium represented by the Common Consideration in comparison to the market price on the selected dates fell between the 75th percentile and the maximum of premiums paid over the market price at one day prior, one week prior, and four weeks prior to the announcement of the comparable transactions.

In addition, Piper Jaffray observed that the median and mean of the premiums paid over market price created a range of implied per-share values for Common Shares of $0.31 to $0.33 at one day prior, $0.33 to $0.33 at one week prior, and $0.29 to $0.29 at four weeks prior, compared to the Common Consideration of $0.40.

Discounted Cash Flows Analysis

The discounted cash flow analysis is a widely used valuation methodology that relies upon numerous assumptions, including earnings growth rates, discount rates, and terminal multiples, and the results of such methodology are highly dependent on these assumptions. The analysis does not purport to be indicative of the actual values or expected values of Common Shares. In addition, the analysis relates only to the potential value achieved by the Company as a stand-alone entity, based on assumptions described below.

Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical enterprise values for the Company based on the net present value of (i) projected free cash flows from 2016 through 2020, discounted back to June 30, 2016, reflecting the customary convention of utilizing five years of projections for a discounted cash flow analysis and, based on discussions with management, the view that the Company’s later years of projections were too speculative to warrant a deviation from the five-year convention, and (ii) a projected terminal value at June 30, 2020 based upon terminal year multiples of projected EBITDA, discounted back to June 30, 2016. The free cash flows for each year and terminal year EBITDA were calculated from information included in the Company’s Financial Forecasts, which were provided to Piper Jaffray by Company management and are further described under the heading “Certain Financial Forecasts” above. The Company’s Financial Forecasts did not account for the additional financing that would be required to meet such projections. Accordingly, the discounted cash flow analysis prepared by Piper Jaffray included a reduction equal to $16,291,968, or $0.58 per diluted common share, to reflect the discounted present value of the additional financing the Company would need to cover the negative cash flows projected by management to occur each year through 2019. Piper Jaffray calculated the range of net present values for unlevered free cash flows for such periods based on a range of discount rates ranging from 50.0% to 60.0%. Piper Jaffray calculated a range of terminal values using terminal EBITDA multiples ranging from 11x to 13x applied to projected 2020 EBITDA.

Piper Jaffray determined the range of discount rates by taking Cambridge and Associates’ approximate discount rate of 55% for early stage venture companies and then creating a range of 50% to 60% by adding and subtracting 5% therefrom. Piper Jaffray determined that the early stage venture company discount rate was the appropriate risk profile for the Company based on its current financial state.

Piper Jaffray determined the range of EBITDA multiples by taking the mean enterprise value-to-LTM EBITDA multiple of the Big Six comparable public companies group of 12x and then creating a range of 11x to 13x by adding and subtracting 1x therefrom. Piper Jaffray used the Big Six comparable public companies group because such companies fit the profile the Company would achieve if it met its projections and became an agriculture company with revenue from various product groups.

A potential value for the Company’s cumulative net operating loss was calculated according to the limitations outlined in Section 382 of the Internal Revenue Code under the assumption of a change of control transaction, which is the context in which Piper Jaffray determined the net operating loss was most likely to be utilized. The Company had a federal net operating loss of approximately $273.9 million as of August 31, 2015. The analysis calculated the net present value of a tax shield resulting from the accumulated net operating losses over 20 years, subject to a Section 382 limitation of $0.04 million. The analysis assumed a long term tax-exempt rate of 2.25%, a corporate income tax rate of 35% and a discount rate of 5%. The potential value of the net operating loss was not incorporated into the ranges of values due to the significant assumptions and considerations necessary to determine the applicability to any specific acquirer. For the purposes of this analysis, only federal net operating losses were considered due to the additional limitations of use placed on state and local net operating losses.

The discounted cash flow analysis resulted in a range of implied enterprise values for the Company from $10.8 million to $30.5 million, which equates to a range of per-share values for Common Shares of $0.39 to

$1.10, compared to the Common Consideration of $0.40, if all of such resulting implied enterprise value for the Company were allocated only to Shares, and equates to a range of implied per-share values for Common Shares of $0.26 to $0.68, compared to the Common Consideration of $0.40, if such resulting implied enterprise value for the Company were allocated to Shares and the Warrant Payments triggered by an event such as the Offer and Merger. Accounting for the potential value of the possible benefit of the Company’s net operating losses to a buyer, discounted back to June 30, 2016, increased the ranges noted above by $0.07 per share.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray and reviewed with the Company Board, but summarizes the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of Common Shares.

None of the selected companies or transactions used in the analyses above is directly comparable to the Company or the Offer and Merger. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and target companies in the selected transactions and other factors that could affect the public trading value or transaction value of the companies involved.

Piper Jaffray performed its analyses for purposes of providing its opinion to the Company Board. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray were based upon the Financial Forecasts provided by Company management further described under the heading “Certain Financial Forecasts” above), which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These Financial Forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Neither Piper Jaffray nor the Company assumes responsibility if future results are materially different from the Financial Forecasts.

Piper Jaffray’s opinion was one of many factors taken into consideration by the Company Board in making the determination to approve the Merger Agreement. While Piper Jaffray provided advice to the Company Board during the Company’s negotiations with Parent, the Company Board determined the Common Consideration, and Piper Jaffray did not recommend any specific amount or type of consideration.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of management of the Company that the financial information provided to Piper Jaffray by the management of the Company, including the Financial Forecasts, was prepared on a reasonable basis in accordance with industry practice, and that management of the Company was not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by Piper Jaffray, including the Financial Forecasts, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray relied, with consent of the Company Board, on advice of outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Merger Agreement.

In arriving at its opinion, Piper Jaffray assumed that the executed Merger Agreement was in all material respects identical to the last draft reviewed by Piper Jaffray. Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to our analysis, (ii) each party to such agreements will fully and timely perform, in all respects material to Piper Jaffray’s analysis, all of the covenants and agreements required to be performed by such party, (iii) the Offer and Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto, and (iv) all conditions to the consummation of the Offer and Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the Offer and Merger will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Offer and Merger or alter the terms of the Offer and Merger.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and Piper Jaffray was not furnished or provided with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses. Piper Jaffray expressed no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, at the direction of the Company, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that none of the Company, Parent, or Purchaser is party to any material pending transaction, including without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Offer and Merger.

Piper Jaffray’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view, to holders (other than Parent, Purchaser and its affiliates) of Common Shares (as if all Preferred Shares were fully converted into Common Shares and the automatic exercise of all in-the-money Company Options, if any) of the proposed Common Consideration and did not address any other terms or agreement relating to the Offer and Merger or any other terms of the Merger Agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the Offer and Merger, the merits of the Offer and Merger relative to any alternative transaction or business strategy that may be available to the Company, Parent’s ability to fund the Offer and Merger consideration, any other terms contemplated by the Merger Agreement, the fairness of the Offer and Merger to any other class of securities, creditor or other constituency of the Company, or the relative fairness of the Common Consideration to be received for Common Shares in relationship to the Preferred Consideration to be received for Company Preferred Shares and vice versa. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of the compensation or consideration to be paid to any warrant holder, option holder, officer, director or employee of any party to the Offer and Merger, or any class of such persons, relative to the Common Consideration to be received for Common Shares in the Offer and Merger, or with respect to the fairness of any such compensation or consideration to be so paid, including whether such payments are reasonable in the context of the Offer and Merger.

Information about Piper Jaffray

Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged as a financial advisor in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements, and valuations for corporate and other purposes. The Company Board selected Piper Jaffray to render its fairness opinion in connection with the transaction contemplated by the Merger Agreement on the basis of its experience and reputation in acting as a financial advisor in connection with mergers and acquisitions.

Piper Jaffray acted as a financial advisor to the Company in connection with the Offer and Merger and has received an opinion fee, which was not contingent on the completion of the Offer or the occurrence of the Merger, of $400,000 upon Piper Jaffray’s delivery of its fairness opinion. The Company will become obligated to pay Piper Jaffray a success fee upon the closing of the Offer, which the Company currently estimates to be approximately $385,000. The Company has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the Company and Parent for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to the Company or Parent or entities that are affiliated with the Company or Parent, for which Piper Jaffray would expect to receive compensation. During the two years preceding the date of its fairness opinion, Piper Jaffray provided strategic advisory services to the Company and received fees for rendering such services in addition to the services provided in connection with the Offer and Merger. Piper Jaffray did not provide any services to Parent or Purchaser for which it received fees during the two year period prior to the date of its fairness opinion, and did not have any understanding regarding the future provision of such services.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of the Company’s named executive officers and directors currently intend to tender, or cause to be tendered, all Common Shares held of record or beneficially owned by such person or entity pursuant to the Offer. Each of the Company’s directors and certain of the Company’s officers has entered into a Tender Agreement as described under Item 3 above, pursuant to which such directors and officers have agreed to tender the Common Shares held by them in the Offer. See Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company, Parent and Purchaser—Tender and Support Agreements”.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained Piper Jaffray as its financial advisor in connection with, among other things, the Offer and the Merger. Pursuant to an engagement letter dated as of February 29, 2016, the Company became obligated to pay Piper Jaffray an opinion fee, which is not contingent on the completion of the Offer or the occurrence of the Merger, of $400,000 upon Piper Jaffray’s delivery of its fairness opinion. The Company will become obligated to pay Piper Jaffray a success fee upon the closing of the Offer, which the Company currently estimates to be approximately $385,000. In addition, the Company has agreed to indemnify Piper Jaffray and certain related parties against certain liabilities arising out of their engagement.

Additional information pertaining to the retention of Piper Jaffray by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Common Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company, except that certain of the Company’s directors and officers, in his or her capacity as a stockholder of the Company, entered into the Tender Agreements, dated June 16, 2016, with Parent and Purchaser, as described under Item 3 above.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company; however, the Company continues to consider strategic opportunities for its Persephone business.

Pursuant to the terms of the Merger Agreement, the Company has agreed that from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the Effective Time, the Company, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit, initiate or knowingly encourage or knowingly facilitate any proposal or inquiry that constitutes, or is reasonably likely to lead to, an alternative acquisition proposal. In addition, the Company has agreed to follow certain procedures in the event it receives an unsolicited acquisition proposal. The information set forth in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Except as described above or as otherwise set forth in this Schedule 14D-9 or incorporated herein by reference, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraphs.

Item 8.	Additional Information.

Appraisal Rights.

Holders of Common Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Common Shares immediately prior to the Effective Time who have not properly tendered (or who have properly tendered but subsequently properly withdrawn) their Common Shares in the Offer, as well as the holders of Preferred Shares, in each case, who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective

Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex II, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under either Section 251(h) or Section 253 of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. Assuming the Merger is consummated pursuant to Section 251(h) of the DGCL, this Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

If, pursuant to the terms of the Merger Agreement, the Merger is not consummated under 251(h) of the DGCL and is consummated pursuant to Section 253 of the DGCL, Parent will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights under a merger effected pursuant to Section 253 of the DGCL, within 10 days of the closing of the Merger. In such case, such additional notice will describe the appraisal procedures for a merger under Section 253 of the DGCL, and all stockholders will have the time period specified in such separate notice (which will be 20 days after the mailing of such separate notice) to exercise their appraisal rights.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Regardless of whether the Merger is consummated pursuant to Section 251(h) of the DGCL or Section 253 of the DGCL, stockholders who tender Common Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Common Consideration.

This summary of appraisal rights under the DGCL is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex II.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter properly withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court. Any such judicial determination of the “fair value” of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the “fair value” could be greater than, less than or the same as the Common Consideration or the Preferred Consideration, as the case may be. Moreover, the Company may argue in an appraisal preceding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

Assuming the Merger is consummated under 251(h) of the DGCL, within the later of 20 days of the date of the mailing of this notice (which date of mailing is July 1, 2016), or the consummation of the Offer, stockholders desiring to exercise appraisal rights must deliver to the Company at the address below, a demand in writing for appraisal of such holder’s Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal of the Shares.

•	regardless of whether the Merger is consummated under Section 251(h) of the DGCL or Section 253 of the DGCL, not tender such Shares in the Offer (as applicable); and

•

regardless of whether the Merger is consummated under Section 251(h) of the DGCL or Section 253 of the DGCL, continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

Ceres, Inc.

1535 Rancho Conejo Blvd.

Thousand Oaks, CA 91320

Attn.: Legal Department

Email: legaldepartment@ceres.net

Facsimile: (805) 499-9017

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Date to all stockholders of the Company who are entitled to appraisal rights within ten (10) days of such Effective Date, as required by Section 262(d)(2) of the DGCL. Assuming the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder.

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded (and did not properly withdraw the demand for) appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within ten (10) days after a written request therefor has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one (1) week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with

Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Common Consideration or the applicable merger consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Common Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor the Company anticipates offering more than the Common Consideration or the Preferred Consideration, as the case may be, to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the applicable merger consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware

Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated Shares forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the applicable merger consideration.

If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the applicable merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the applicable merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing subsection (ii) of the immediately preceding sentence, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered in the Merger within 60 days after the Effective Time.

Regardless of whether the Merger is consummated pursuant to Section 251(h) of the DGCL or Section 253 of the DGCL, if you wish to exercise your appraisal rights, you must not tender your Common Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your Common Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Delaware Anti-takeover Statute.

As a Delaware corporation, the Company is governed by the DCGL, including Section 203 of the DGCL, which generally prevents certain “business combinations” with an “interested stockholder” (generally, any person who beneficially owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder without the approval of holders of 66 2⁄3% of the voting stock not held by the interested stockholder, unless, among other things, prior to becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction pursuant to which the person became an interested stockholder. In accordance with the provisions of Section 203 of the DGCL, the Company Board has approved the Merger Agreement and the Tender Agreements and the transactions contemplated thereby for purposes of Section 203 of the DGCL and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger.

Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of the Company that is based on or otherwise relates to the Merger, which is referred to as “golden parachute” compensation, assuming the following:

•	the price per Common Share paid by Parent in the Offer is $0.40;

•	the Merger closed on June 29, 2016, the last practicable date prior to the filing of this Schedule 14D-9; and

•	the named executive officers were terminated without cause immediately following the Merger on June 29, 2016, which is the last practicable date prior to the filing of this Schedule 14D-9.

Name	Cash($) (1)	Equity($) (2)	Total($)
Richard Hamilton	1,078,356	1,172	1,079,528
Paul Kuc	747,370	422	747,792
Wilfriede van Assche	694,192	329	694,521

(1)

Each of the named executive officers is a party to an employment agreement that provides that if the officer’s employment is terminated or not renewed by the Company for reasons other than for “cause” or if the officer resigns from his or her employment for “good reason,” in each case within six months before, or within 12 months after, a “change in control,” then the officer is entitled to a lump sum severance payment equal to two times his or her base salary. Such severance payments are conditioned upon the officer’s execution and non-revocation of a release of claims against the Company. Additionally, each of the named executive officers must be given at least 90 days’ advance notice of termination by the Company. The amounts reflected in this column include both the severance payments and 90 days’ of additional salary in lieu of notice of termination. See Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” for more information on these arrangements (including the applicable definitions of “cause,” “good reason” and “change in control”).

(2)

Under the 2010 Plan and the 2000 Plan, the named executive officers are entitled to accelerated vesting of outstanding equity awards in the event of their involuntary termination of employment within 12 months after a change in control or other corporate transaction. Under the Company’s 2011 Plan, the named executive officers are entitled to accelerated vesting of outstanding equity awards in the event of a qualifying termination of employment within six months before or 12 months after a change in control or other corporate transaction. See Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Merger on Company Options and Restricted Share Awards” and Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Change in Control Payments” for more information on these arrangements.

Please note that the amounts indicated above are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth above.

Stockholder Approval Vote Not Required.

The Merger will be governed by Section 251(h) of the DGCL, with no stockholder vote required to consummate the Merger, provided that, subject to the terms of the Merger Agreement, under certain circumstances Parent may cause the Merger Agreement to be governed by Section 253 of the DGCL, in which case Parent will effect the Merger without a vote of stockholders through the exercise of the Top-Up Option if necessary.

Top-Up Option.

If Parent elects to consummate the Merger pursuant to Section 253 of the DGCL, pursuant to the terms of the Merger Agreement, Purchaser will exercise the Top-Up Option, if necessary, to purchase at a price per share equal to the Common Consideration from the Company up to the number of Top-Up Shares that, when added to the number of Common Shares already owned by Purchaser as promptly as practicable after the Offer Acceptance Time, would represent at least 90% of the Common Shares outstanding immediately after giving effect to the issuance of the Top-Up Shares. Purchaser will exercise the Top-Up Option as promptly as practicable after the Offer Acceptance Time if (i) certain specified triggering events occur, (ii) the Offer Acceptance Time has occurred, (iii) the Minimum Condition has been satisfied, and (iv) Purchaser does not hold Common Shares representing at least 90% of the Common Shares then outstanding. The parties have agreed that if the Top-Up Option is exercised, the parties will use their best efforts to cause the Merger to be completed in accordance with Section 253 of the DGCL as promptly as possible following the issuance of the Top-Up Shares on the same day as the closing of the purchase of the Top-Up Shares.

Antitrust Compliance.

The Antitrust Division of the United States Department of Justice (“Antitrust Division”) or the Federal Trade Commission (“FTC”) frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require Purchaser, Parent or the Company to divest substantial assets. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, the Company believes that neither the purchase of Common Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Legal Proceedings.

As of the date of this Schedule 14D-9, the Company is not aware of any material pending legal proceeding relating to the Offer or the Merger.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended August 31, 2015, the Company’s Quarterly Reports on Form 10-Q for the quarters ended November 30, 2015 and February 29, 2016 and any other Quarterly Report on Form 10-Q or Annual Report on Form 10-K filed after the date hereof with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 contains forward-looking statements related to the Company, including statements about the proposed acquisition of the Company by Parent, the parties’ ability to close the proposed transaction and the expected closing date of the proposed transaction. Statements in this Schedule 14D-9 that are not historical or current facts are forward-looking statements. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company stockholders tendering their Common Shares into the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that potential stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials filed by Parent in connection with the Offer.

Accordingly, no assurances can be given as to whether the Offer and the Merger will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date hereof and you are cautioned not to place undue reliance on these forward-looking statements. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated July 1, 2016 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Land O’Lakes, Inc. and Roman Merger Sub, Inc. on July 1, 2016 (the “Schedule TO”)).

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

Exhibit No.		Description

(a)(1)(iv)		Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(v)		Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(vi)		Summary Advertisement, dated July 1, 2016 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(i)

Joint Press Release issued by Ceres, Inc. and Land O’Lakes, Inc., dated as of June 17, 2016 (incorporated by reference to Exhibit 99.2 to Ceres, Inc.’s Current Report on Form 8-K filed with the SEC on June 17, 2016).

(a)(5)(ii)	*	Opinion of Piper Jaffray & Co., dated June 16, 2016 (included as Annex I to this Schedule 14D-9).

(a)(5)(iii)	*	Notice of Appraisal Rights to Holders of Preferred Shares, dated July 1, 2016.

(a)(5)(iv)		Company Employee Communication, dated June 17, 2016 (incorporated by reference to Exhibit 99.2 to Ceres, Inc.’s Schedule 14D-9-C filed with the SEC on June 17, 2016).

(e)(1)

Agreement and Plan of Merger, dated as of June 16, 2016, by and among Ceres, Inc., Land O’Lakes, Inc. and Roman Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Ceres, Inc.’s Current Report on Form 8-K filed with the SEC on June 17, 2016).

(e)(2)

Form of Tender and Support Agreement, dated as of June 16, 2016 (with schedule of parties attached) (incorporated by reference to Exhibit 99.1 to Ceres, Inc.’s Current Report on Form 8-K filed with the SEC on June 17, 2016).

(e)(3)		Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Ceres. Inc.’s Form 10-Q filed with the SEC on April 12, 2012).

(e)(4)

Certificate of Amendment to Amended and Restated Certificate of Incorporation of Ceres, Inc. filed with the Secretary of State of the State of Delaware on March 11, 2014 and effective as of March 11, 2014 (incorporated by reference to Exhibit 3.1 to Ceres, Inc.’s Current Report on Form 8-K filed with the SEC on March 11, 2014).

(e)(5)

Certificate of Amendment to Amended and Restated Certificate of Incorporation of Ceres, Inc. filed with the Secretary of State of the State of Delaware on April 8, 2015 and effective as of April 8, 2015 (incorporated by reference to Exhibit 3.1 to Ceres, Inc.’s Current Report on Form 8-K filed with the SEC on April 8, 2015).

(e)(6)		Second Amended and Restated Bylaws of Ceres, Inc. (incorporated by reference to Exhibit 3.1 to Ceres, Inc.’s Current Report on Form 8-K filed with the SEC on June 17, 2016).

(e)(7)	*	Confidentiality Agreement, dated February 24, 2016 between Land O’Lakes, Inc. and Ceres, Inc.

(e)(8)	*	Exclusivity Agreement, dated May 17, 2016 between Land O’Lakes, Inc. and Ceres, Inc.

(e)(9)		Ceres, Inc. 2000 Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.1 to Ceres, Inc.’s Current Report on Form 8-K filed with the SEC on August 20, 2012).

(e)(10)		Form of Stock Option Agreement under the Ceres, Inc. 2000 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.2 to Ceres, Inc.’s Form S-1/A filed with the SEC on July 25, 2011).

(e)(11)

Form of Stock Purchase Agreement under the Ceres, Inc. 2000 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.3 to Ceres, Inc.’s Form S-1/A filed with the SEC on October 14, 2011).

(e)(12)		Ceres, Inc. 2010 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.4 to Ceres, Inc.’s Form S-1 filed with the SEC on May 23, 2011).

Exhibit No.		Description

(e)(13)		Form of Stock Option Agreement under the Ceres, Inc. 2010 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.5 to Ceres, Inc.’s Form S-1/A filed with the SEC on July 25, 2011).

(e)(14)

Form of Stock Purchase Agreement under the Ceres, Inc. 2010 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.6 to Ceres, Inc.’s Form S-1/A filed with the SEC on September 16, 2011).

(e)(15)		Amended and Restated Ceres, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Ceres, Inc.’s Current Report on Form 8-K filed with the SEC on February 13, 2013).

(e)(16)		Ceres, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Ceres, Inc.’s Form S-1/A filed with the SEC on January 25, 2012).

(e)(17)

Form of Stock Option Grant Notice and Option Award Agreement under the Amended and Restated Ceres, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.32 to Ceres, Inc.’s Form S-1/A filed with the SEC on January 17, 2012).

(e)(18)

Form of Restricted Stock Grant Notice and Restricted Stock Award Agreement under the Amended and Restated Ceres, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to Ceres, Inc.’s Form 10-K filed with the SEC on November 20, 2012).

(e)(19)

Form of Stock Payment Grant Notice and Stock Payment Award Agreement under the Amended and Restated Ceres, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.10.1 to Ceres, Inc.’s Form 10-K filed with the SEC on November 26, 2013).

(e)(20)		Form of Indemnification Agreement between Ceres, Inc. and its directors and officers (incorporated by reference to Exhibit 10.36 to Ceres, Inc.’s Form S-1/A filed with the SEC on January 25, 2012).

(e)(21)

Employment Agreement between Ceres, Inc. and Richard Hamilton, dated September 1, 2011 (incorporated by reference to Exhibit 10.23 on Ceres, Inc.’s Form S-1/A filed with the SEC on September 16, 2011).

(e)(22)		Employment Agreement between Ceres, Inc. and Paul Kuc, dated September 1, 2011 (incorporated by reference to Exhibit 10.24 on Ceres, Inc.’s Form S-1/A filed with the SEC on September 16, 2011).

(e)(23)

Employment Agreement between Ceres, Inc. and Wilfriede van Assche, dated September 1, 2011 (incorporated by reference to Exhibit 10.26 on Ceres, Inc.’s Form S-1/A filed with the SEC on September 16, 2011).

(e)(24)	*	Employment Agreement between Ceres, Inc. and Roger Pennell, dated September 1, 2011.

(e)(25)	*	Employment Offer Letter from Land O’Lakes, Inc. to Roger Pennell, dated June 28, 2016.

*	Filed herewith.

Annex I            Opinion of Piper Jaffray & Co., dated June 16, 2016.

Annex II           Section 262 of the General Corporation Law of the State of Delaware.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CERES, INC.

By:	/s/ Paul Kuc

Name:	Paul Kuc
Title:	Chief Financial Officer

Dated: July 1, 2016

ANNEX I

800 Nicollet Mall, Minneapolis, MN 55402-7020 Tel: 612-303-6000 Fax: 612-303-1035 Piper Jaffray & Co. Since 1985. Member SIPC and NYSE

June 16, 2016

Board of Directors

Ceres, Inc.

1535 Rancho Conejo Blvd.

Thousand Oaks, CA 91320

Members of the Board:

You have requested our opinion, as of the date hereof, as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Shares”), of Ceres, Inc. (the “Company”), other than holders of Excluded Shares (as defined below), of the Common Offer Price (as defined below) to be received for a Company Common Share, as anticipated by the draft, dated as of June 15, 2016, of the proposed Agreement and Plan of Merger (the “Agreement”) to be entered into among the Company, Land O’Lakes, Inc. (“Parent”) and Merger Sub, a newly formed wholly-owned subsidiary of Parent. The Agreement provides for, among other things, that (i) Parent will cause Merger Sub to commence a cash tender offer (the “Offer”) to purchase, subject to conditions stated in the Agreement, any and all of the outstanding Company Common Shares at a price per share of $0.40 (the “Common Offer Price”) and (ii) subsequent to the consummation of the Offer, Parent will cause the merger (the “Merger”, and together with the Offer, the “Transaction”) of the Merger Sub with and into the Company, pursuant to which each outstanding Company Common Share and each outstanding share of Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “Company Preferred Shares”), other than Company Common Shares or Company Preferred Shares held in treasury by the Company, beneficially owned or irrevocably accepted for purchase in the Offer by Merger Sub or constituting Dissenting Shares (collectively, “Excluded Shares”), will be converted into the right to receive in cash the Common Offer Price for each Company Common Share and $1,000.00 for each Company Preferred Share (the “Preferred Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement, and any capitalized term used but not otherwise defined in this opinion letter shall have the same meaning as in the Agreement.

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft, dated as of June 15, 2016, of the proposed Agreement; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us by the Company, including but not limited to data on the Company’s net operating losses; (iv) reviewed and utilized, with the Company’s consent, the Company’s calculations of Common Shares, diluted as if (a) all Company Preferred Shares were fully converted into Company Common Shares without limitation pursuant to the existing 2,500-for-1 conversion ratio and (b) the automatic exercise of all in-the-money Company Options, if any, occurred; (v) conducted discussions with members of senior management and representatives of the Company concerning the matters described in this paragraph, as well as the Company’s business and prospects before and after giving effect to the Transaction; (vi) reviewed the current and historical reported prices and trading activity of Company Common Shares and similar information for certain other companies deemed by us to be comparable to the Company; (vii) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; (viii) reviewed the financial terms, including premiums paid calculations, to the extent publicly available, of certain business combination transactions that we deemed relevant; and (ix) performed a discounted cash flow analysis based on financial forecasts and estimates provided by the Company. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

Board of Directors

Ceres, Inc.

June 16, 2016

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to our analysis, (ii) each party to such agreements will fully and timely perform, in all respects material to our analysis, all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Transaction or alter the terms of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor Parent or Merger Sub is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Shares may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

Board of Directors

Ceres, Inc.

June 16, 2016

We have been engaged by the Company to act as its financial advisor in connection with the Transaction, and we will receive a fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Transaction or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We have, in the past, provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. Specifically, during the two years preceding the date of this opinion, we have provided strategic advisory services to the Company and received fees for rendering such services in addition to the services provided in connection with the Transaction. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s Research Department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Transaction and other participants in the Transaction that differ from the views of Piper Jaffray’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act or tender their shares or make any election with respect to the Transaction or any other matter. Except with respect to the use of this opinion in connection with the Company’s Schedule 14D-9 relating to the Offer in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Shares (as if all Company Preferred Shares were fully converted into Company Common Shares and the automatic exercise of all in-the-money Company Options, if any), other than holders of Excluded Shares, of the proposed Common Offer Price set forth in the Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, Parent’s ability to fund the Transaction consideration, any other terms contemplated by the Agreement, the fairness of the consideration to be received by any other class of securities, creditor or other constituency of the Company, or the relative fairness of the Common Offer Price to be received for Company Common Shares in relationship to the Preferred Consideration to be received for Company Preferred Shares and vice versa. Furthermore, we express no opinion with respect to the amount or nature of the compensation or consideration to be paid to any warrant holder, option holder, officer, director or employee of any party to the Transaction, or any class of such persons, relative to the Common Offer Price to be received for Company Common Shares in the Transaction, or with respect to the fairness of any such compensation or consideration to be so paid, including whether such payments are reasonable in the context of the Transaction.

Board of Directors

Ceres, Inc.

June 16, 2016

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion, as of the date hereof, that the Common Offer Price to be received for Company Common Shares is fair, from a financial point of view, to the holders of Company Common Shares (other than Parent, Merger Sub and its affiliates).

Sincerely,

/s/ Piper Jaffray & Co.

PIPER JAFFRAY & CO.

Annex II

GENERAL CORPORATION LAW OF DELAWARE

SECTION 262—APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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